Exhibit 2.2

Execution Version

_________________________________________________________________

PURCHASE AND SALE AGREEMENT

by and between

SANDRIDGE EXPLORATION AND PRODUCTION, LLC

(Seller)

and

LINN ENERGY HOLDINGS, LLC
(Buyer)

Dated as of February 24, 2011

_________________________________________________________________

US767594

ARTICLE VI
TAX MATTERS

Section 6.1	Certain Definitions.	27
Section 6.2	Apportionment of Taxes	28
Section 6.3	Liability for Transfer Taxes	28
Section 6.4	Tax Returns; Payment of Taxes	28
Section 6.5	Cooperation on Tax Returns and Tax Proceedings	29

ARTICLE VII
CONDITIONS PRECEDENT TO CLOSING

Section 7.1	Seller’s Conditions	29
Section 7.2	Buyer’s Conditions	29

ARTICLE VIII
CLOSING

Section 8.1	Preliminary Settlement Statement and Closing.	30
Section 8.2	Closing Obligations	30

ARTICLE IX
POST-CLOSING RIGHTS AND OBLIGATIONS

Section 9.1	Files and Records.	31
Section 9.2	Post-Closing Adjustments	32
Section 9.3	Further Assurances	32
Section 9.4	Removal of Signs	32

ARTICLE X
INDEMNIFICATION

Section 10.1	Buyer’s Indemnity Obligations	33
Section 10.2	Seller’s Indemnity Obligation	33
Section 10.3	Deductible, Threshold and Cap	33
Section 10.4	Notice of Claim for Indemnification	34
Section 10.5	Waiver of Certain Damages	34
Section 10.6	Exclusive Remedy	34
Section 10.7	Extent of Indemnification	34

ARTICLE XI
ARBITRATION

Section 11.1	Arbitration.	35
Section 11.2	Location	36
Section 11.3	Rules	36
Section 11.4	Hearings	36
Section 11.5	Jurisdiction of Provisions	36
Section 11.6	Written Decision or Award	36
Section 11.7	Authority of Arbitrator	36

Exhibits and Schedules

Exhibit A-1	Leases
Exhibit A-2	Fee Property
Exhibit A-3	Applicable Contracts
Exhibit B	Wells
Exhibit C	Allocated Values
Exhibit D	Form of Deed, Assignment, Bill of Sale and Conveyance
Exhibit E	Form of Seller’s Officer’s Certificate
Exhibit F	Form of Buyer’s Officer’s Certificate

Schedule 1.2(e)	Excluded Assets
Schedule 3.1(e)	Litigation
Schedule 3.1(f)	Taxes
Schedule 3.1(g)	Permits
Schedule 3.1(i)	Compliance with Law
Schedule 3.1(j)	Rights in Third Parties
Schedule 3.1(k)	Imbalances
Schedule 3.1(o)	Plugging and Abandonment
Schedule 3.1(q)	Payout Balances
Schedule 3.1(r)	Outstanding Capital Commitments
Schedule 4.3	Employees

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”) is entered into this 24th day of February, 2011 (the “Execution Date”) between SandRidge Exploration and Production, LLC, a Delaware limited liability company (“Seller”), having an address of 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102 and Linn Energy Holdings, LLC, a Delaware limited liability company (“Buyer”), having an address of 600 Travis Street, Suite 5100, Houston, Texas 77002. Buyer and Seller are collectively referred to herein as the “Parties” and each individually referred to herein as a “Party.”

W I T N E S S E T H:

WHEREAS, Seller is willing to sell to Buyer, and Buyer is willing to purchase from Seller, all of Seller’s right, title and interest in and to the Properties (as defined in Section 1.1), upon the terms and conditions hereinafter set forth.

WHEREAS, Linn Operating, Inc., a Delaware corporation (“Linn Operating”), acts as the oil and gas operating affiliate of Buyer.

NOW, THEREFORE, in consideration of the mutual benefits derived and to be derived herefrom by each Party, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:

ARTICLE I
PROPERTIES

Section 1.1        Agreement to Sell and Purchase.  At the Closing (as defined in Section 8.1(b)) and effective as of the Effective Time (as defined in Section 1.3), subject to the terms and conditions of this Agreement, including the reservation and retention of the Excluded Assets (as described and defined in Section 1.2), Seller shall sell, convey and assign to Buyer, and Buyer shall purchase, pay for, and accept, all of Seller’s right and title to, and interest in (or otherwise derived from) the following assets and properties (other than any assets or properties that Seller does not own or hold as of the Closing pursuant to actions taken (or not taken) by Seller in compliance with Section 4.1) (collectively, the “Properties”, and each, individually, a “Property”):

(a)           (i) the oil, gas and/or mineral leases described on Exhibit A-1, including any ratifications, extensions and amendments thereof, whether or not any such ratifications, extensions or amendments are described on Exhibit A-1 (the “Leases”) and (ii) the lands covered by the Leases or otherwise described on Exhibit A-1 (the “Lands”), including any fee mineral interest, fee royalty interests, oil, gas and/or mineral leases, overriding royalties, production payments and net profits interests covering or arising out of the Lands (even though such interest may be incorrectly described in or omitted from Exhibit A-1) in each case, together with any and all leasehold interests and other rights, titles and interests of Seller in and to any pooled acreage, communitized acreage or units arising on account of the Leases or the Lands having been pooled, communitized or unitized into such units (the “Unit Interests”);

(b)           all oil wells and gas wells, water injection wells and other injection or disposal wells, temporarily abandoned and permanently plugged and abandoned wells, and all other wells of every nature and kind located on or attributable to the Leases, the Lands or the Unit Interests, including all of the wells described on Exhibit B (the “Wells”, and, together with the Lands, the Leases and the Unit Interests, the “Subject Oil and Gas Interests”);

(c)           the real property located in Hobbs, New Mexico described on Exhibit A-2 (the “Fee

Property”);

(d)           all oil, gas, well gas, casinghead gas, condensate, and all components of any of them (including liquids and products produced from any of them) (the “Hydrocarbons”), in each case, produced from or attributable to the Subject Oil and Gas Interests from and after the Effective Time (the “Conveyed Hydrocarbons”) and all Stored Hydrocarbons (as defined in Section 2.2(a)(ii));

(e)           to the extent assignable and to the extent the transfer or disclosure thereof would not be restricted by binding obligations of confidentiality (which, at the request of Buyer, Seller will endeavor in good faith to have lifted, provided that Seller shall not be required to expend any funds that Buyer does not agree in writing to pay in connection therewith), all agreements and contracts (oral or written) to which Seller is a party or in which Seller otherwise holds an interest and (i) by which any of the assets and properties described in this Section 1.1 are bound or (ii) that primarily relate to the assets and properties described in this Section 1.1 or the operations with respect thereto, including farmin agreements, farmout agreements, operating agreements, Hydrocarbon purchase, sale, compression, transportation, treating, marketing, exchange, processing and fractionating agreements, and those agreements described on Exhibit A-3 (all such contracts and agreements, the “Applicable Contracts”);

(f)           to the extent assignable or transferable (i) all easements, rights-of-way, servitudes, surface use agreements, surface leases and similar rights, obligations and interests that are primarily related to the use, ownership or operation of any of the Subject Oil and Gas Interests or any of the Tangible Property (the “Rights of Way”) and (ii) unless the assignment or transfer thereof would require the payment of a fee or other consideration to any person other than Seller (or any of its affiliates) that Buyer has not separately agreed in writing to pay, all permits, water rights (including water withdrawal, storage, discharge, treatment, injection and disposal rights), licenses, registrations, consents, orders, approvals, variances, exemptions, waivers, franchises, rights and other authorizations issued by any governmental agency that are primarily related to the use, ownership or operation of any of the Subject Oil and Gas Interests or any of the Tangible Property (the “Permits”);

(g)           (i) all equipment, machinery, fixtures, and other real, immovable, personal, movable and mixed property that is located on the Leases or the Lands and primarily used (or held for use) in connection with the use, ownership or operation of the Wells, including flow lines, pipelines, well pads, caissons, tank batteries, equipment inventory (other than any equipment inventory consumed in the ordinary course of business prior to the Closing), improvements and abandoned property, (ii) all radio towers located on the Rights of Way, and (iii) the field office located on the Fee Property (collectively, the “Tangible Property”);

(h)           except to the extent the transfer or disclosure thereof would be restricted by binding obligations of confidentiality (which, at the request of Buyer, Seller will endeavor in good faith to have lifted, provided that Seller shall not be required to expend any funds that Buyer does not agree in writing to pay in connection therewith), all of the data (other than any geophysical or other seismic or related technical data that is not included in the Properties conveyed by Seller to Buyer pursuant to this Agreement), files, records, maps and information, whether held in hard copy or electronic format, in Seller’s possession that are primarily related to any of the assets and properties described in this Section 1.1, including all land, title and contract files and operations, accounting, environmental, production and Tax records with respect to such properties and assets; provided, however, that with respect to any such files, records, maps and information that contain any data or information included in or relating to the Excluded Assets, Seller shall arrange, at Seller’s sole cost and expense, to have such data or information redacted therefrom, and Buyer shall thereafter be entitled to copies of, and the right to use, such files, records, maps and information (the “Records”);

(i)           (i) all trade credits, accounts, receivables, instruments, general intangibles and other proceeds, benefits, income or revenues attributable to any of the assets and properties described in this Section 1.1 (including from the sale of any Conveyed Hydrocarbons) with respect to any period of time from and after the Effective Time and (ii) any Seller Suspense Funds (as defined in Section 2.2(a)(iii)) that are outstanding as of the Closing and for which an upward adjustment to the Purchase Price is made in accordance with Section 2.2(a)(iii));

(j)            all claims for refunds of, and any loss or credit carryovers or similar items with respect to, any Production Taxes (as defined in Section 6.1(c)) attributable to any period from and after the Effective Time; and

(k)           all geophysical and other seismic and related technical data and information relating to any of the Subject Oil and Gas Interests (except to the extent that such geophysical and other seismic and related technical data and information is not transferable without payment of a fee or other penalty to a person other than Seller that Buyer has not separately agreed in writing to pay).

Section 1.2        Excluded Assets.  Notwithstanding anything to the contrary set forth herein, Seller shall reserve and retain, and Buyer shall have no interest or rights in, to or under, any of the following properties and assets (such properties and assets, the “Excluded Assets”):

(a)           all trade credits, accounts, receivables, instruments, general intangibles, and other proceeds, deposits, benefits, income or revenues attributable to the Properties (including from the sale of any Hydrocarbons) with respect to any period of time prior to the Effective Time, other than any Suspense Funds that are outstanding as of the Closing and for which an upward adjustment to the Purchase Price is made in accordance with Section 2.2(a)(iii));

(b)           all rights and interests of Seller (or any of its affiliates) (i) under any policy or agreement of insurance or indemnity (including all amounts due or payable to Seller as adjustments to insurance premiums related to the Properties), (ii) under any bond, (iii) to any insurance proceeds or award and (iv) to any condemnation proceeds or awards to the extent relating to any condemnation of the Properties prior to the Closing;

(c)           all claims of Seller (or any of its affiliates) for refunds of, and any loss or credit carryovers or similar items with respect to, (i) Production Taxes attributable to any period of time prior to the Effective Time, (ii) Income Taxes (as defined in Section 6.1(b)) or (iii) any Taxes (as defined in Section 6.1(a)) attributable to the Excluded Assets;

(d)           all of the Seller Marks (as defined in Section 9.4) and all of Seller’s proprietary computer software, patents, trade secrets, copyrights and other intellectual property;

(e)           any items described on Schedule 1.2(e) and all Retained Properties (as defined in Section 5.3(c));

(f)            all vehicles, rolling stock and drilling rigs, whether owned or leased, and all spare parts and tools;

(g)           all contracts and agreements relating to swaps, futures and other similar derivative-based transactions;

(h)           all master services agreements (including any purchase orders and work orders thereunder), field data collection agreements and similar contracts and agreements for the supply of services or products both to the Properties and to other properties, assets or businesses of Seller;

(i)            all corporate, financial, Income Tax, legal (including all work product of, and attorney-client communications with, Seller’s (or any of its affiliates’) legal counsel) and other business data and records of Seller that relate to Seller’s business generally (or the business of any of Seller’s affiliates);

(j)            all audit-related claims and audit-related obligations associated with the Properties by or against the Seller related to periods of time prior to the Effective Time; and

(k)           all data and records relating to any sale of the Properties, including bids received from, and records of negotiations with, any person other than Buyer and any of its affiliates or representatives.

Section 1.3        Effective Time.  The purchase by Buyer and the sale by Seller of the Properties, as contemplated by this Agreement, shall be effective as of April 1, 2011 at 12:01 a.m. Central time (the “Effective Time”).

Section 1.4        Assumed Liabilities.  Without limiting Buyer’s rights to indemnity under Article X, and Buyer’s remedies for Title Defects and Environmental Defects pursuant to Article V, and excluding any Liabilities (as defined in Section 10.1) for which Seller is required to indemnify Buyer pursuant to Article X and any Liabilities with respect to which a Purchase Price adjustment is made pursuant to Section 2.2, from and after the Closing, Buyer shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) all Liabilities, whether known or unknown, liquidated or contingent, to the extent arising from, based upon, related to, or associated with, the Properties, regardless of whether such Liabilities are deemed to have arisen or accrued or are attributable to periods prior to, on or after the Effective Time (all such Liabilities, the “Assumed Liabilities”).

ARTICLE II
PURCHASE PRICE

Section 2.1        Purchase Price; Escrow Amount.

(a)           The aggregate purchase price for the sale and conveyance of the Properties to Buyer shall be two hundred million dollars ($200,000,000), payable via direct bank deposit or wire transfer of immediately available United States dollars (the “Purchase Price”), subject to adjustment in accordance with the provisions of Section 2.2.

(b)           Contemporaneously with the execution of this Agreement, Buyer has tendered to Wells Fargo Bank, N.A. (the “Escrow Agent”) by wire transfer of immediately available funds an amount equal to twenty million dollars ($20,000,000.00) (such amount being herein called the “Escrow Amount”) to be held by the Escrow Agent pursuant to the terms of that certain Escrow Agreement, dated as of the Execution Date, by and among Seller, Buyer, and the Escrow Agent (the “Escrow Agreement”). The Escrow Amount shall be non-refundable (except as provided in Section 12.2(b)). THE PARTIES HEREBY ACKNOWLEDGE AND AGREE THAT THE EXTENT OF DAMAGES TO SELLER OCCASIONED BY THE FAILURE OF THIS TRANSACTION TO BE CONSUMMATED WOULD BE IMPOSSIBLE OR EXTREMELY DIFFICULT TO ASCERTAIN AND AGREE THAT THE AMOUNT OF THE ESCROW AMOUNT IS A FAIR AND REASONABLE ESTIMATE OF SUCH DAMAGES UNDER THE CIRCUMSTANCES AND DOES NOT CONSTITUTE A PENALTY. If the Closing occurs, the Escrow Amount shall be applied toward the Purchase Price at the Closing, as set forth in Article VIII and the Parties shall jointly instruct the Escrow Agent to release the Escrow Amount to Seller. If this Agreement is terminated prior to the Closing, then the Escrow Amount shall be released to

Buyer or Seller in accordance with Article XII.

Section 2.2        Adjustments to Purchase Price.  The Purchase Price shall be adjusted as follows:

(a)           The Purchase Price shall be adjusted upward by the following (without duplication of any amounts):

(i)        the amount of all costs and expenses (including rentals, royalties, Taxes (other than Income Taxes), utilities, water and sewer charges, capital expenditures, lease operating expenses and other items pre-paid by Seller, but excluding emission fees, rent under easements, insurance premiums or contributions and overhead) paid by or on behalf of Seller (and not deducted or netted from the proceeds described in Section 2.2(b)(i)) with respect to the Properties and attributable to any period of time from and after the Effective Time (whether paid before or after the Effective Time) in accordance with generally accepted accounting principles;

(ii)       an amount equal to the value (determined using the price most recently paid prior to the Effective Time for Hydrocarbons less all applicable deductions) of all Hydrocarbons in storage or existing in stock tanks above the tap or upstream of a pipeline connection, as the case may be, as of the Effective Time (any such Hydrocarbons, the “Stored Hydrocarbons”), less applicable Production Taxes, royalty and other burdens payable on such Hydrocarbons as of the Effective Time, to be based on gauge reports to the extent available or on alternative methods to be agreed upon by the Parties;

(iii)      an amount equal to the proceeds from the sale of Hydrocarbons attributable to the Subject Oil and Gas Interests and produced prior to the Effective Time, being held in suspense (the “Seller Suspense Funds”) by a third party for the benefit of Seller and that are outstanding as of the Closing;

(iv)      subject to the Title Threshold and the Title Deductible, an amount equal to the aggregate of the Title Benefit Amounts with respect to any Title Benefits asserted by Seller pursuant to Section 5.4(a);

(v)       an amount equal to the aggregate of all TD Purchase Price Adjustment Amounts, ED Purchase Price Adjustment Amounts and RC Purchase Price Adjustment Amounts, determined in accordance with Sections 5.4(c), 5.6(c) and 5.10(c), respectively;

(vi)      an amount equal to all Production Taxes (not deducted or netted from the proceeds described in Section 2.2(b)(i)) attributable to the Properties from and after the Effective Time that are unpaid as of the Closing and that are subsequently paid by Seller, which amount shall, where possible, be computed based upon the Production Tax rates and values applicable to the taxable period in question (or if unavailable, the Production Tax rate and values applicable to the immediately preceding taxable period);

(vii)     an amount equal to the product of the amount (measured in MMBtus) of any Imbalance resulting from the Properties being underproduced or from Seller having overdelivered prior to the Effective Time times $3.00 per MMBtu; and

(viii)    any other amount mutually agreed upon by Seller and Buyer.

As used herein, the term “Imbalance” means over-production or under-production or over-deliveries or under-deliveries, as applicable, on account of any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of Seller therein and the shares of production from the relevant Well that are actually taken by or delivered to or for the account of Seller.

(b)           The Purchase Price shall be adjusted downward by the following (without duplication of any amounts):

(i)        the amount of net proceeds (gross proceeds less amounts actually paid or payable by (or on behalf of) Seller (or any of its affiliates) as royalties, overriding royalties, and similar burdens on production, and Production Taxes) received by Seller and derived from the sale of any of the Conveyed Hydrocarbons;

(ii)       the amount of all unpaid costs and expenses (including rentals, Taxes (other than Income Taxes), utilities, water and sewer charges, capital expenditures, lease operating expenses, deposits (but only to the extent that such deposits will not be returned to Buyer after the Closing) or other items) with respect to the Properties and attributable to periods prior to the Effective Time and that are subsequently paid by or on behalf of Buyer;

(iii)      an amount equal to all Production Taxes attributable to the Properties prior to the Effective Time that are unpaid as of the Closing and that are subsequently paid by Buyer, which amount shall, where possible, be computed based upon the Production Tax rate and values applicable to the taxable period in question (or if unavailable, the Production Tax rate and values applicable to the immediately preceding taxable period);

(iv)      an amount equal to the sum of the Allocated Value of each Retained Property (as defined in Section 5.3(c)) with respect to which a reduction of the Purchase Price is permitted pursuant to Article V;

(v)       an amount equal to the total amount of the Escrowed Closing Amount (as such term is defined in Section 5.7(a)) paid to Buyer pursuant to the terms of this Agreement;

(vi)      an amount equal to the product of the amount (measured in MMBtus) of any Imbalance resulting from the Properties being overproduced or from Seller having underdelivered prior to the Effective Time times $3.00 per MMBtu;

(vii)     the amount of any third party funds held in suspense by Seller as of the Closing, to the extent paid (or payable) by Buyer after the Closing; and

(viii)    any other amount mutually agreed upon by Seller and Buyer.

Section 2.3        Allocated Values.

(a)           For purposes of this Agreement, with respect to each Listed Interest, the term “Allocated Value” means the amount of the Purchase Price allocated to that Listed Interest as set forth on Exhibit C under the column “Allocated Value”. Seller and Buyer agree and stipulate that the Allocated Values set forth on Exhibit C have been established for use where appropriate, including for Seller to provide any required preferential purchase right notifications and in calculating adjustments to the Purchase Price as provided herein. Any adjustments to the Purchase Price (other than those made pursuant to Sections 2.2(a)(iv), 2.2(a)(v), 2.2(b)(iv) and 2.2(b)(v), which shall be applied to the Listed Interests with respect to which such adjustments relate) shall be applied on a pro-rata basis to the amounts set forth on Exhibit C.

(b)           On or prior to Closing, Seller and Buyer will use commercially reasonable efforts to agree to a Tax allocation on Internal Revenue Service Form 8594 and any similar form that may be required, and if Seller and Buyer agree to such a Tax allocation, neither Seller nor Buyer nor their respective affiliates shall take positions inconsistent with such Tax allocation in any audit or other proceedings with respect to any Taxes.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1        Representations and Warranties of Seller.  As used in this Section 3.1, the term “Seller’s Knowledge” means the actual knowledge of those persons within Seller’s organization with the following titles, “Land Manager, Permian Basin”, “Vice President, Operations”, “Director, Marketing”, “Director, Environmental, Health and Safety”, “Director of Tax” and “Office of General Counsel.” Seller represents and warrants to Buyer that as of the Execution Date and as of the Closing Date:

(a)           Organization and Good Standing. Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware, has full legal power to carry on its business as now conducted, is authorized to hold title to the Properties and is in good standing and duly qualified to conduct its business in New Mexico.

(b)           Authorization. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized pursuant to the governing documents of Seller.

(c)           Enforceability. This Agreement is the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability and to general equitable principles. Neither the execution and delivery by Seller of this Agreement, nor the consummation by Seller of the transactions contemplated by this Agreement, will violate or be in conflict with: (i) the articles of incorporation, bylaws or governing documents of Seller; (ii) any material provision of any agreement or instrument to which Seller is a party or by which it, or the Properties, is bound, except: (A) the preferential rights to purchase all or any portion of the Property that are set forth on Schedule 3.1(j); (B) any required consents to transfer (including those set forth on Schedule 3.1(j)); or (C) any other third-party approvals or consents necessary with respect to the transactions contemplated herein; or (iii) any material provision of any judgment, decree, order, statute, rule or regulation applicable to Seller or any Property.

(d)           Brokers’ Fees. Seller has not made any agreement with respect to any broker’s or finder’s fees arising out of or in any way related to the transactions contemplated by this Agreement for which Buyer will have any liability.

(e)           Litigation. Except as set out on Schedule 3.1(e), as the same may be amended by Seller pursuant to written notice to Buyer prior to the Closing Date, (i) there is no action, suit or other legal proceeding pending against Seller with respect to the Properties or otherwise involving any of the Properties before any court, governmental authority or arbitrator, and (ii) Seller has not received written notice of any action, suit or other legal proceeding that has been threatened or is pending against Seller with respect to the Properties or otherwise involving any of the Properties before any court, governmental authority or arbitrator, and (iii) there exist no unsatisfied judgments that would result in impairment or loss of Seller’s interest in any part of the Properties or that would materially adversely affect the operation by Buyer of the Properties in any respect.

(f)           Taxes. Except as set out on Schedule 3.1(f), (i) all Tax Returns relating to the Properties that are required to be filed by Seller or SandRidge Energy, Inc. (“SandRidge”) have been timely filed, (ii) all Taxes shown as due on such Tax Returns have been paid or provided for, except those being contested in good faith, (iii) there are no Tax liens (other than Permitted Encumbrances (as defined in Section 5.3(b)) on any of the Properties, (iv) there is no claim pending or threatened in writing by any taxing authority in connection with any Tax related to the Properties, (v) none of the Properties is an interest in a partnership for U.S. federal income tax purposes, (vi) to Seller’s Knowledge, no written claim has been received by Seller from an authority in a jurisdiction where neither Seller nor any of its affiliates file Tax Returns relating to the Properties that Seller is or may be subject to taxation in that jurisdiction as a result of holding the Properties, (vii) none of the Properties is “tax exempt use property” within the meaning of Section 168(h) of the Code or “tax exempt bond financed property” within the meaning of Section 168(g)(5) of the Internal Revenue Code of 1986, as amended (the “Code”), (viii) with respect to any Tax that could result in a lien or other claim against any of the Properties or Buyer or its affiliates, (A) Seller has not entered into any agreement or arrangement with any Tax authority that requires Seller to take any action or to refrain from taking any action, (B) Seller is not a party to any agreement with any Tax authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement, (C) there is not in force any extension of time with respect to the due date for the filing of any Tax Return relating to the Properties (other than any Tax Return related to any Income Tax) of or with respect to Seller or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to Seller and no request for any such waiver is pending, and (D) Seller is not a party to or bound by any allocation, sharing or indemnity agreements or arrangements, and (ix) each Property required to be listed and described on the property Tax rolls for the taxing units in which such Property is located has been so listed and described, and no portion of such Property constitutes omitted property for property Tax purposes.

(g)           Permits. Except as set out on Schedule 3.1(g), (i) Seller has obtained all federal, state and local governmental licenses, permits, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications that are required for its ownership and operation of the Properties (the “Governmental Authorizations”), (ii) Seller has not received any written notice of and to Seller’s Knowledge there is no violation with respect to any of the Permits that has not been (or will not be prior to Closing) corrected or settled and (iii) Seller has not received written notice of any proceeding that has been threatened or is pending that might result in the modification, revocation, termination or suspension of any Permit.

(h)           No Bankruptcy. There are no bankruptcy or reorganization proceedings pending, being contemplated by, or threatened against Seller.

(i)            Compliance with Law. Except as set out on Schedule 3.1(i), (i) to Seller’s Knowledge, the Properties operated by Seller have been operated in substantial compliance with provisions and requirements of all applicable federal, state and local statutes, laws, ordinances and regulations and (ii) Seller has not received a written notice of a material violation of any statute, law, ordinance, regulation, permit, rule or order of any federal, state or local government or any other governmental authority, or any judgment, decree or order of any court, in each case, that is applicable to the Properties or operations on the Properties and that has not been (or will not be prior to Closing) corrected or settled. This Section 3.1(i) does not relate in any way to the existence or status of any Permits or the plugging and/or abandonment of any Well, it being understood and agreed that such matters are covered by and dealt with exclusively in Section 3.1(g) and 3.1(p), respectively.

(j)            Rights in Third Parties. Except as set out on Schedule 3.1(j), there are no preferential rights to purchase or required consents to assign (other than consents from federal and state governments and similar authorities that customarily are obtained following the closing of transactions substantially similar to the transactions contemplated by this Agreement) that are applicable in connection with the transactions contemplated hereby.

(k)           Imbalances. Schedule 3.1(k) sets out all Imbalances associated with the Properties as of the Execution Date.

(l)            Foreign Person. SandRidge is not a “foreign person” within the meaning of Section 1445 of the Code, and Seller is an entity that is disregarded as separate from SandRidge within the meaning of Section 301.7701-3(a) of the regulations promulgated under the Code by the United States Department of the Treasury (the “Treasury Regulations”).

(m)           Hydrocarbon Sales. Except as set forth on Exhibit A-3 and to the extent cancelable without penalty or other material payment on not more than thirty (30) days prior written notice, to Seller’s Knowledge, Seller is not obligated by virtue of (i) any prepayment arrangement under any contract or agreement for the sale of Hydrocarbons that contains a “take or pay provision”, (ii) a production payment or (iii) any other arrangement, other than gas balancing arrangements, to deliver Hydrocarbons produced from the Properties at some future time without then or thereafter receiving full payment therefor.

(n)           Condemnation. As of the Execution Date, Seller has not received any written notice of any pending or threatened and there is no actual taking (whether permanent, temporary, whole or partial) of any portion of the Properties by reason of condemnation or the threat of condemnation.

(o)           Plugging and Abandonment. Except as set forth on Schedule 3.1(o), there are not any Wells that, as of the Closing Date, (i) Seller, as operator, has abandoned or agreed to abandon since the Execution Date, (ii) to Seller’s Knowledge are dry holes or otherwise inactive wells required by Applicable Law to be plugged as of the Effective Date, and (iii) to Seller’s Knowledge, have been plugged and abandoned in a manner that does not comply in all material respects with all applicable law.

(p)           Applicable Contracts. Except (i) as set forth on Exhibit A-3 and (ii) to the extent cancelable without penalty or other material payment on not more than thirty (30) days prior written notice, to Seller’s Knowledge, there are no (A) contracts for the purchase, sale or exchange of Hydrocarbons, (B) contracts for the gathering, treatment, processing, handling, storage or transportation of Hydrocarbons, (C) purchase agreements, farmin or farmout agreements, exploration agreements, participation agreements, area of mutual interest agreements or similar agreements providing for the earning of any equity interest, (D) partnership agreements, joint venture agreements or similar agreements or (E) operating agreements, unit agreements or unit operating agreements, in each case, that will be binding on Buyer or encumber or bind any of the Properties after the Closing.

(q)           Payout Balances. To Seller’s Knowledge, Schedule 3.1(q) contains a complete and accurate list of the status of any “payout” balance, as of the Effective Time, for each Well that is operated by Seller and that is subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

(r)           Outstanding Capital Commitments. As of the Execution Date, there are no outstanding commitments to make capital expenditures that are binding on the Properties and which Seller reasonably anticipates will individually require expenditures by the Buyer after Closing in excess of fifty thousand dollars ($50,000) per Property, other than those set forth on Schedule 3.1(r).

Section 3.2        Representations and Warranties of Buyer.  Buyer represents and warrants to Seller that as of the Execution Date and as of the Closing Date:

(a)           Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has full legal power to carry on its business as now conducted, is authorized to hold title to the Properties and is in good standing and duly qualified to conduct its business in New Mexico.

(b)           Authorization. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized pursuant to the governing documents of Buyer.

(c)           Enforceability. This Agreement is the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability and to general equitable principles. Neither the execution and delivery by Buyer of this Agreement, nor the consummation by Buyer of the transactions contemplated by this Agreement, will violate, or be in conflict with (i) the articles of incorporation, bylaws or governing documents of Buyer, (ii) any provision of any agreement or instrument to which Buyer is a party or by which it (or any of its properties) is bound or (iii) any judgment, decree, order, statute, rule or regulation applicable to Buyer (or any of its properties).

(d)           Environmental Condition. Buyer agrees and acknowledges that the Properties have been used for oil and gas drilling and production operations, related oil field operations and possibly for the storage and disposal of deleterious substances, and that the Properties may be contaminated with a variety of harmful substances. Physical changes in or under the Properties or adjacent lands may have occurred as a result of such uses. The Properties may contain wells, sumps landfills, pits, ponds, tanks impoundments, foundations, pipelines and other equipment whether or not of a similar nature, any of which may be buried and contain deleterious substances, and the locations of which may not be readily apparent by a physical inspection of the Property. In addition Buyer acknowledges that some oil field production equipment may contain hazardous materials, including asbestos and naturally occurring radioactive material (“NORM”). In this regard, Buyer expressly understands that NORM in the form of scale or in other forms may have become dislodged from the inside of wells, materials and equipment and be located on the Properties. Buyer expressly understands that special procedures may be required for the removal and disposal of asbestos, NORM and other deleterious substances from the Properties where they may be found. Buyer represents that, prior to the Closing, it will, and as of the Closing, it has, satisfied itself as to the physical and environmental condition of the Properties, both surface and subsurface, and their method of operation, and in making the decision to enter in this Agreement and consummate the transactions contemplated hereby, Buyer has relied solely on the basis of its own independent investigation of the Properties, on the express representations and warranties of Seller in Section 3.1, on the express terms and conditions of this Agreement, and on the special warranty of title contained in the Assignment.

(e)           Independent Valuation. Buyer acknowledges and agrees that (i) it is knowledgeable of the oil and gas business and of the usual and customary practices of producers such as Seller, and (ii) it is sophisticated in the evaluation, purchase, ownership, development, investment in and operation of oil and gas properties and that in making its decision to enter into this Agreement and to consummate the transactions contemplated herein, except to the extent of Seller’s express representations and warranties in Section 3.1, the special warranty of title contained in the Assignment and the other terms and conditions of this Agreement, it has relied on its own independent investigation, review and analysis of the Properties. In entering into this Agreement, Buyer further acknowledges and agrees that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or any representatives, consultants or advisors engaged by or otherwise purporting to represent Seller or any affiliate of Seller (except specific representations and warranties of Seller set forth in Section 3.1, the special warranty of title contained in the Assignment and the other terms and conditions of this Agreement). Buyer hereby acknowledges and agrees that, other than the express representations and warranties of Seller set forth in Section 3.1 and the special warranty of title set forth in the Assignment, none of Seller, any of its affiliates, or any of its or their representatives, consultants or advisors make or have made any representation or warranty, express, statutory or implied, at law or in equity, with respect to the Properties, including as to the environmental or physical condition of and contractual arrangements and other matters affecting the Properties. As of the Execution Date, Buyer has no knowledge of any breach of any representation, warranty or covenant of Seller set forth herein.

(f)            Security Laws. Buyer is acquiring the Properties for its own account and not with the intent to make a distribution within the meaning of the Securities Act of 1933 (as amended, and together the rules and regulations pertaining thereto, the “Securities Act”) or a distribution thereof in violation of any other applicable securities laws.

(g)           Funds. As of the Execution Date, Buyer has, and at the Closing, Buyer will have, sufficient cash and other sources of immediately available funds, as are necessary in order to pay the Purchase Price (as may be adjusted in accordance with the provisions of this Agreement) to Seller at the Closing and to otherwise consummate the transactions contemplated hereby.

(h)           Brokers’ Fees. Buyer has not made any agreement with respect to any broker’s or finder’s fees arising out of or in any way related to the transactions contemplated by this Agreement for which Seller will have any liability.

(i)            Litigation. No suit, action or other proceeding has been threatened or is pending against Buyer before any court, governmental authority or arbitrator and there exist no unsatisfied judgments, any of which might result in Buyer’s inability to consummate the transactions contemplated hereby.

(j)            Governmental Authorizations. At the Closing, Buyer will have all governmental licenses, authorizations, consents and approvals required for the ownership and operation of the Properties other than governmental approvals customarily obtained following the consummation of transactions substantially similar to the transactions contemplated hereby.

Section 3.3        Survival of Representations and Warranties.

(a)           Other than the representations and warranties made by Seller in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d) and 3.1(f), each of which shall survive the Closing until the end of the statute of limitations applicable thereto (the “SOL Survival Period”) and thereafter be of no force or effect, the representations and warranties made by Seller in Section 3.1 shall survive the Closing for a period of twelve (12) months (the “12 Month Survival Period”) and thereafter shall be of no force or effect. Any claim for any breach of any representation and warranty made by Seller in Section 3.1 must be brought on or prior to the end of the Survival Period, provided however that, notwithstanding anything to the contrary in this Agreement, any claim for any breach of any warranty or representation by Seller in Section 3.1 which could have been asserted as an Environmental Defect by Buyer must be brought on or prior to ninety (90) days after the Closing. As used herein with respect to any representation and warranty made by Seller in Section 3.1, the term “Survival Period” refers to the SOL Survival Period or the 12 Month Survival Period, whichever is applicable to such representation and warranty.

(b)           All representations and warranties made by Buyer in Section 3.2 shall survive the Closing indefinitely.

(c)           All other indemnities, covenants and agreements contained in this Agreement shall survive the Closing in accordance with their terms. Except for the special warranty of title made by Seller in the Assignment, the Parties have made no representations or warranties other than those expressly set forth in this Agreement.

Section 3.4        Waiver of Representations and Warranties.  The express representations and warranties of Seller contained in this Article III and the special warranty of title contained in the Assignment, are exclusive and are in lieu of, and Seller expressly disclaims and negates and Buyer hereby waives, any representation or warranty, express, statutory, implied, or otherwise, including with respect to: (a) the quality, accuracy, completeness or materiality of the data, information and materials furnished (whether electronically, orally, by video, in writing, in any data room or by any other medium) at any time to Buyer, its officers, agents, employees and affiliates in connection with Buyer’s investigation of the Properties and Assumed Liabilities and the transactions contemplated hereby (including with respect to title, costs, expenses, revenues, accounts receivable and accounts payable associated with the Properties, the financial viability or productivity of the Properties, the environmental or physical condition of the Properties and federal, state, local or tribal income or other Tax consequences associated with the Properties); (b) title; (c) the quality, quantity or volume of the reserves, if any, of the Hydrocarbons in or under the Properties, both surface and subsurface; (d) compliance with applicable laws (including Environmental Laws); (e) the environmental condition of the Properties; (f) absence of defects (latent or patent), safety and state of repair; (g) any rights of Buyer and/or its affiliates under applicable laws to claim diminution of consideration or return of the Purchase Price; (h) any warranty of freedom from patent, copyright or trademark infringement; and (i) production rates, recompletion opportunities, decline rates and gas balancing information. Seller does not make or provide, and Buyer hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, or of conformity to models or samples of materials. Except for the special warranty of title set forth in the Assignment, at the Closing, the Properties are sold, and Buyer accepts the Properties “AS IS, WHERE IS AND WITH ALL FAULTS”. Except for the special warranty of title set forth in the Assignment and for the representations and warranties expressly made by Seller in any certificate delivered by it to Buyer at Closing pursuant to Section 8.2(b)(ii) and Buyer’s rights to any indemnity for a breach thereof at Closing, there are no representations or warranties that extend beyond the face of this Agreement as provided in (and subject to the terms and conditions of) Article X.

ARTICLE IV
COVENANTS

Section 4.1        Conduct of Business.  From and after the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with Article XII (the “Interim Period”), except as expressly contemplated by this Agreement or as consented to in writing by Buyer, Seller shall, to the extent reasonably within Seller’s control:

(a)           cause the Properties (including all material Permits) to be maintained and operated in a manner consistent with the manner of maintenance and operations prior to the Execution Date, provided, that Seller shall not be obligated to rework, plug or abandon any of the Wells or drill any additional wells;

(b)           refrain from taking any action to sell, transfer, farmout, dispose of, distribute, mortgage, encumber, pledge or enter into any agreement or arrangement for the sale, disposition, distribution, mortgage, encumbrance or pledge of, any of the Properties, other than any encumbrances of the foregoing type that would be Permitted Encumbrances and dispositions of the Conveyed Hydrocarbons that are produced from the Properties in the course of normal operations or the ordinary course of Seller’s business;

(c)           maintain insurance coverage on the Properties presently furnished by third parties that are not affiliates of Seller in the amounts and of the types presently in force (if any);

(d)           refrain from entering into any transaction, the effect of which would be to cause Seller’s net revenue interest with respect to the production of Hydrocarbons from any Listed Interest to be less than, or Seller’s working interest with respect to the production of Hydrocarbons from any Listed Interest to be more than, that shown in Exhibit C for such Listed Interest, unless, with respect to any such increase in working interest, there is a proportionate increase in the net revenue interest with respect to such Listed Interest.

(e)           except for emergencies, not enter into any contract or commitment or assume or incur any obligation with respect to the Properties’ normal operations involving expenditures in excess of one hundred thousand dollars ($100,000) per Property without Buyer’s consent, which consent shall not be unreasonably withheld or delayed;

(f)           except as may be required to deliver the Seller Deliverables described in Section 8.2(b)(iii), not relinquish voluntarily its position as operator with respect to any Property;

(g)           pay, as they become due, all expenses related to the Properties, as would be paid by a reasonably prudent lessee or operator and use commercially reasonable efforts to maintain in full force and effect all of the Leases; and

(h)           use reasonable efforts to attempt to notify Buyer of any election that Seller is required to make under any Applicable Contract, specifying the nature and time period associated with such election, and, if Buyer does not respond to Seller within sufficient time to enable Seller to timely make such election, then Seller shall make such election as would a reasonably prudent lessee or operator;

provided, however, that, notwithstanding the foregoing, Buyer acknowledges and agrees that any acts or omissions of the other working interest owners (and operators) of the Properties that Seller does not have any contractual right to control shall not constitute a breach of this Section 4.1.

Section 4.2       Replacement of Bonds, Letters of Credit and Guarantees.  Buyer understands and acknowledges that none of the bonds, letters of credit and guarantees, if any, posted by Seller with any governmental authority and relating to the Properties are to be transferred to Buyer. On or before the Closing Date, Buyer shall obtain, or cause to be obtained in the name of Buyer or its affiliate, Linn Operating, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller or to consummate the transactions contemplated by this Agreement.

Section 4.3        No Solicitation of Seller Employees.  Except with respect to the persons set forth on Schedule 4.3, from and after the Execution Date until one (1) year after the Closing, Buyer shall not, and shall cause its affiliates not to, directly or indirectly, solicit in any manner for employment or hire any employee of Seller or any affiliate of Seller, without Seller’s prior written consent, who (1) is a field employee currently working in New Mexico or who is the direct supervisor of a field employee who is currently working in New Mexico or (2) comes into contact with Buyer as a result of the negotiation of this Agreement, due diligence associated with Agreement or consummation of this transaction; provided, however, that the foregoing restriction shall not apply to the hiring of any person who (a) responds to any general solicitation that consists of advertising in the media or (b) contacts Buyer (or any of its affiliates) on his own initiative or (c) was in discussions with Buyer for employment with Buyer (or its affiliates) prior to the execution of this Agreement and the Confidentiality Agreement described in Section 12.3.

Section 4.4        Reports.  Seller and Buyer agree to cooperate with each other in connection with the preparation by such Parties of any report to any federal, state or local governmental authorities that are required of such Parties as the result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

Section 4.5        Efforts.  Each Party will use commercially reasonable efforts to take, or to cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including (a) cooperation in determining whether any action by or in respect of, or filing with, any governmental body, agency or other official authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated hereby; (b) cooperation in seeking and obtaining any such actions, consents, approvals, or waivers; and (c) the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

Section 4.6        Financial Statements.

(a)           Seller acknowledges that Buyer and/or its affiliates may be required to include statements of revenues and direct operating expenses and other financial information related to the Properties (the “Financial Statements”) in documents filed with the Securities and Exchange Commission (the “SEC”) by Buyer and/or its affiliates pursuant to the Securities Act and that such Financial Statements may be required to be audited. In that regard, from and after the Execution Date until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article XII, Seller shall provide Buyer reasonable access to such records (to the extent such information is available) and personnel of Seller as Buyer may reasonably request to enable Buyer and Buyer’s Representatives, at Buyer’s sole cost and expense, to create and audit any Financial Statements that Buyer deems necessary. Notwithstanding the foregoing, (i) Seller shall in no event be required to create new records relating to the Assets and (ii) the access to be provided to Buyer pursuant to this Section 4.6 (A) shall not interfere with Seller’s (or any of its affiliate’s) ability to prepare its own financial statements or to regularly conduct its business, (B) shall be made available during Seller’s normal business hours and (C) shall only be to the extent that Seller (1) may provide such access without violating any confidentiality or other obligations to any third party and (2) has the authority to grant such access without breaching any obligation or restriction binding on Seller (or any of its affiliates).

(b)           Seller shall consent to the inclusion or incorporation by reference of the Financial Statements in any registration statement, report or other document of Buyer or any of its affiliates to be filed with the SEC if Buyer or any of its affiliates reasonably determines that the Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Securities Exchange Act of 1934, as amended. Upon request of Buyer, Seller shall request that the external audit firm that audits the Financial Statements (the “Audit Firm”) consent to the inclusion or incorporation by reference of its audit opinion with respect to the audited Financial Statements in any such registration statement, report or other document. Seller shall provide Buyer and Buyer’s independent accountants with access to (i) audit work papers of Seller’s independent accountants and (ii) the management representation letters provided by Seller to Seller’s independent accountants, in each case, to the extent related to the Financial Statements.

(c)           Any activities undertaken by Seller (or any of its affiliates or its or their respective officers and employees) pursuant to this Section 4.6 shall be at Buyer’s sole cost, risk and expense. Buyer agrees to reimburse Seller for all costs and expenses incurred by it (or any of its affiliates or its or their respective officers and employees) in connection with Seller’s satisfaction of its obligations under this Section 4.6.

ARTICLE V
EXAMINATION OF TITLE AND PROPERTIES

Section 5.1        Access.

(a)           From and after the Execution Date, until 5:00 p.m. Central time on March 25, 2011 (the “Defect Deadline”), Seller shall give Buyer (and any of its officers, employees, agents, accountants, attorneys, investment bankers, landmen, consultants or other designated representatives (collectively, “Buyer’s Representatives”)) reasonable access to the Properties (including the Records) in Seller’s possession, solely for the purpose of Buyer’s due diligence investigation of the Properties and preparations for transition of the Assets to Buyer upon Closing, but only to the extent that Seller may do so without violating any confidentiality or other obligations to any third party and only to the extent that Seller has the authority to grant such access without breaching any obligation or restriction binding on Seller (or any of its affiliates). Such access by Buyer shall be limited to Seller’s normal business hours, and any weekends and after hours requested by Buyer that can be reasonably accommodated by Seller, and Buyer’s investigation shall be conducted in a manner that minimizes interference with the operation of the Properties.

(b)           Buyer acknowledges that the permission of the operator (if other than Seller) or another third person may be required before Buyer will be able to inspect portions of the Properties and that such permission must be obtained prior to the inspection of such portions. Seller shall use reasonable efforts to obtain such permission for Buyer upon Buyer’s request. All inspections pursuant to this Section 5.1 shall be conducted at Buyer’s sole cost, risk and expense, and any conclusions made from any such investigation done by Buyer or any of Buyer’s Representatives shall result from Buyer’s own independent review and judgment. Buyer agrees to comply with (and to cause Buyer’s Representatives to comply with) the rules, regulations and instructions issued by Seller or any operator of the Properties regarding the actions of Buyer (and Buyer’s Representatives) in conducting any inspection pursuant to this Section 5.1.

Section 5.2        Environmental Property Inspection.

(a)           From and after the Execution Date, until the Defect Deadline, Seller shall permit Buyer and Buyer’s Representatives, at Buyer’s sole risk, cost and expense, reasonable access to the Properties operated by Seller (or any of its affiliates) to conduct field inspections for purposes of Buyer’s due diligence investigation of environmental matters relating to the Properties (“Buyer’s Environmental Review”). In connection with the granting of such access, Buyer agrees that Buyer shall be liable to Seller for any and all damage to the Properties arising out of or relating to Buyer’s (or Buyer’s Representatives’) inspection and access to the Properties. Buyer shall, and shall cause Buyer’s Representatives to, abide by Seller’s (or any of its affiliates’) safety rules, regulations and operating policies of which they are informed while conducting Buyer’s Environmental Review. Subject to the immediately succeeding three sentences, the scope of work comprising Buyer’s Environmental Review shall be limited to “Phase 1 Activities”, which include a review of the records maintained by governmental authorities, a pre-inspection questionnaire, site visits to perform a visual inspection and interviews with Seller’s personnel having responsibility for environmental compliance matters with respect to the Properties, but do not include any sampling or similar invasive activities. If following the conduct of any Phase 1 Activities by Buyer (or any of Buyer’s Representatives), Buyer reasonably believes that any sampling, boring, drilling or any other invasive investigative activity (any such activity, “Invasive Activity”) with respect to any of the Listed Interests (or any of the Leases related thereto) is necessary for it to conduct its due diligence investigation of environmental matters with respect to the Listed Interests, then prior to conducting any such Invasive Activity with respect to such Listed Interest (and/or related Leases), Buyer shall furnish to Seller, for its review, a proposed scope of such Invasive Activity, including a reasonable description of the Invasive Activities to be conducted and a description of the approximate locations of such Invasive Activities. Following the receipt and review of such proposal by Seller, Seller shall promptly elect, in its sole and absolute discretion, to permit or refuse to permit the conduct of any such Invasive Activity by Buyer or Buyer’s Representatives and shall provide a reasonable timeline for completion of the Invasive Activity in advance of the Defect Deadline; provided, however, that if Seller refuses to permit the conduct of any such Invasive Activity by Buyer (or Buyer’s Representatives), then the Listed Interest (and each Lease related thereto) with respect to which Buyer requested permission to conduct such Invasive Activity may, at Buyer’s option, be excluded (together with all related Properties) from the Properties to be conveyed to Buyer at Closing pursuant to this Agreement and the Purchase Price shall be adjusted downward by the Allocated Value of such Listed Interest in accordance with Section 2.2(b)(iv), but without regard to the Environmental Deductible. To the extent any Invasive Activities cannot be reasonably completed in advance of the Defect Deadline, the affected Property will be treated as a Subject Environmental Defect Property excluded pursuant to Section 5.6(b)(i), and Buyer and Seller shall agree on a timeline for completion of the Invasive Activity and submission of the Environmental Notice (which in any event shall be no later than the expiration of the Cure Period). In addition to the foregoing, Buyer shall (i) consult with Seller before conducting any work comprising Buyer’s Environmental Review, (ii) perform all such work in a safe and workmanlike manner and so as to not unreasonably interfere with Seller’s (or any of its affiliates’) operations, and (iii) comply with all applicable laws, rules, regulations, and customary industry practices. Seller shall have the right to have one or more representatives accompany Buyer at all times during Buyer’s Environmental Review, and Buyer shall give Seller at least twenty-four (24) hours’ notice prior to any visits by it (or any of its representatives) to the Properties. The Parties agree that all information discovered during Buyer’s Environmental Review shall be governed by the terms of the Confidentiality Agreement.

(b)           BUYER SHALL DEFEND, INDEMNIFY AND HOLD HARMLESS THE SELLER INDEMNIFIED PARTIES, FROM AND AGAINST ANY AND ALL LIABILITIES ARISING OUT OF, RESULTING FROM, BASED ON, ASSOCIATED WITH, OR RELATING TO, IN ANY WAY, THE ACCESS AFFORDED TO BUYER PURSUANT TO SECTION 4.6 AND THIS ARTICLE V, REGARDLESS OF WHETHER SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, GROSS NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY OF THE SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY LIABILITIES TO THE EXTENT RESULTING FROM THE WILLFUL MISCONDUCT OF ANY OF THE SELLER INDEMNIFIED PARTIES. THE FOREGOING INDEMNITY SHALL CONTINUE IN FULL FORCE AND EFFECT NOTWITHSTANDING ANY TERMINATION OF THIS AGREEMENT.

Section 5.3        Certain Definitions.

(a)           As used herein, the term “Title Defect” means any matter, other than a Permitted Encumbrance, which causes one or more of the following to be a correct statement, as of the Execution Date, with respect to any Subject Oil and Gas Interest set forth on Exhibit C (each, a “Listed Interest”):

(i)        At any time throughout the productive life of the Listed Interest (but only to the extent of the duration thereof), Seller is entitled to receive a fractional decimal interest of less than the net revenue interest set forth on Exhibit C for such Listed Interest, with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths;

(ii)       At any time throughout the productive life of the Listed Interest (but only to the extent of the duration thereof), Seller is obligated to bear a fractional decimal interest of more than the working interest set forth on Exhibit C for such Listed Interest (unless such increase in the working interest is accompanied by a proportionate increase in the net revenue interest for such Listed Interest set forth on Exhibit C), with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths; or

(iii)      such Listed Interest is subject to an outstanding mortgage, deed of trust or other security interest, lien or encumbrance, which would not be acceptable to reasonable and prudent lessees, operators, interest owners or purchasers of oil and gas properties in the area in which such Listed Interest is located;

provided, however, that the following shall not constitute Title Defects: (1) defects based solely on references to a recorded document(s) if such document(s) is not in Seller’s files, so long as the recorded document is publically available; (2) defects arising out of lack of corporate or other entity authorization, unless Buyer provides affirmative evidence that the action was not authorized and results in a third party’s actual and superior claim of title, (3) defects based on the failure to record Leases issued by any governmental authority, or any assignments of record title or operating rights in such Leases, in the real property, conveyance or other records of the county in which such Lease is located, so long as such recordation is not required to perfect title to such Lease, (5) defects arising from any change in applicable law after the Execution Date, and (6) defects that have been cured by applicable laws of limitation or prescription, including adverse possession and the doctrine of laches.

(b)           As used herein, the term “Permitted Encumbrances” means:

(i)        all lessors’ royalties, overriding royalties, non-participating royalties, payments out of production, reversionary interests, convertible interests, net profits interests and similar burdens upon, measured by, or payable out of production, or otherwise affecting Seller’s net revenue interest in any Listed Interest, if the net cumulative effect of such burdens does not (A) operate to reduce the net revenue interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to less than the net revenue interest for such Listed Interest as set forth in Exhibit C or (B) increase the working interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to greater than the working interest for such Listed Interest as set forth in Exhibit C (unless Seller’s net revenue interest with respect to such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths is greater than the net revenue interest for such Listed Interest as set forth in Exhibit C, in the same proportion as such increase in such working interest);

(ii)       all rights to consent by, required notices to, approvals of, filings with, or other actions by governmental authorities in connection with the assignment of the Properties to Buyer that are customarily obtained subsequent to the assignment of properties similar to the Properties;

(iii)      all non-consent penalties applied against the interest of Seller in any Listed Interest arising prior to the Effective Time, which are taken into account in the calculation of the working interest and net revenue interest shown on Exhibit C with respect to such Listed Interest;

(iv)      all easements, rights-of-way, covenants, restrictions, servitudes, permits, surface leases, sub-surface leases, grazing rights, logging rights, mining rights and other similar rights (including rights in respect of surface operations) in the Leases, and canals, ditches, reservoirs, pipelines, utility lines, power lines, railways, streets, roads, alleys, highways, and other structures on, over, through or under the Leases, that do not (A) operate to reduce the net revenue interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to less than the net revenue interest for such Listed Interest as set forth in Exhibit C or (B) increase the working interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to greater than the working interest for such Listed Interest as set forth in Exhibit C (unless Seller’s net revenue interest with respect to such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths is greater than the net revenue interest for such Listed Interest as set forth in Exhibit C, in the same proportion as such increase in such working interest) or (C) materially detract from the value of or materially interfere with the uses or ownership of the Properties subject thereto or affected thereby (as currently used or owned)

(v)       all Title Defects that Buyer has waived or released or is deemed to have waived or release pursuant to Section 5.4(a);

(vi)      all terms and conditions of all Leases, Applicable Contracts, Permits and Unit Interests, whether recorded or not; that do not (A) operate to reduce the net revenue interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to less than the net revenue interest for such Listed Interest as set forth in Exhibit C or (B) increase the working interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to greater than the working interest for such Listed Interest as set forth in Exhibit C (unless Seller’s net revenue interest with respect to such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths is greater than the net revenue interest for such Listed Interest as set forth in Exhibit C, in the same proportion as such increase in such working interest) or (C) materially detract from the value of or materially interfere with the uses or ownership of the Properties subject thereto or affected thereby (as currently used or owned);

(vii)    all rights of reassignment, upon the final intention to surrender or expiration of any Lease;

(viii)   all liens for Taxes or assessments not yet due or not yet delinquent or, if delinquent, that are not material and that are being contested in good faith in the normal course of business;

(ix)      all applicable laws and rights reserved to or vested in any governmental authority (A) to control or regulate any Property in any manner, (B) by the terms of any right, power, grant or Permit, or by provision of law, to terminate such right, power, grant or Permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Properties, (C) to use the Properties in any manner and (D) to enforce any obligations or duties owed to any governmental authority with respect to any Permit;

(x)       liens, mortgages and other encumbrances, if any, to be released prior to or at the Closing;

(xi)      zoning and planning ordinances and municipal regulations that do not (A) operate to reduce the net revenue interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to less than the net revenue interest for such Listed Interest as set forth in Exhibit C or (B) increase the working interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to greater than the working interest for such Listed Interest as set forth in Exhibit C (unless Seller’s net revenue interest with respect to such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths is greater than the net revenue interest for such Listed Interest as set forth in Exhibit C, in the same proportion as such increase in such working interest) or (C) materially detract from the value of or materially interfere with the uses or ownership of the Properties subject thereto or affected thereby (as currently used or owned);

(xii)     vendors, carriers, warehousemen’s, repairmen’s, mechanic’s, workmen’s, materialmen’s, construction or other like liens arising by operation of law in the ordinary course of business or incident to the construction or improvement of any Property in respect of obligations that are not yet due in the normal course of business or, if due, that are not material and are being contested in good faith by appropriate proceedings by or on behalf of Seller;

(xiii)    all preferential purchase rights with respect to which the appropriate time period for asserting such rights have expired without an exercise of such rights; and

(xiv)    all other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Properties (including liens of operators that relate to obligations that are not yet due in the normal course of business or which are being contested in good faith by appropriate proceedings by or on behalf of Seller) that (A) do not operate to reduce the net revenue interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to less than the net revenue interest for such Listed Interest as set forth in Exhibit C, (B) do not increase the working interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to greater than the working interest for such Listed Interest as set forth in Exhibit C (unless Seller’s net revenue interest with respect to such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths is greater than the net revenue interest for such Listed Interest as set forth in Exhibit C, in the same proportion as such increase in such working interest), (C) do not materially interfere with the ownership, operation or use of any of the Properties and (D) would be accepted by a reasonably prudent and sophisticated buyer in the business of owning, exploring, developing and operating oil and gas properties similar to the Properties.

(c)           As used herein, the term “Retained Property” means any Property excluded from the conveyance of the Properties by Seller to Buyer hereunder pursuant to Section 5.2(a), 5.4(b)(i), 5.6(b)(i), 5.8(a), 5.9(a) or 5.10.

(d)           As used herein, the term “Title Benefit” means any right, circumstance or condition that, as of the Execution Date, operates to (i) increase the net revenue interest of Seller in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths to an amount above the net revenue interest set forth on Exhibit C with respect to such Listed Interest, to the extent that such right, circumstance or condition does not cause a proportionately greater increase in Seller’s working interest set forth on Exhibit C with respect to such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths or (ii) obligate Seller to bear a working interest in any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths that is less than the working interest set forth on Exhibit C with respect to such Listed Interest, to the extent that such right, circumstance or condition does not cause any proportionate decrease in Seller’s net revenue interest set forth on Exhibit C with respect to such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths.

(e)           As used herein, the term “Title Notice” means a written notice with respect to any Title Defect or Title Benefit, as applicable, that includes (i) a description and explanation of the Title Defect or Title Benefit, as applicable, and the Listed Interest affected thereby, (ii) such supporting documents reasonably necessary for Seller or Buyer (or a title attorney retained by Seller or Buyer, as and if applicable) to verify the existence of any such Title Defect or Title Benefit, as applicable (provided that Buyer will not be required to produce a title opinion or title abstract to support any asserted defect), and (iii) the Allocated Value of the Property affected by such Title Defect or Title Benefit, as applicable, and Buyer’s or Seller’s, as applicable, estimate of, with respect to any Title Defect, the Title Defect Amount, and with respect to any Title Benefit, the Title Benefit Amount, and the computations upon which Buyer’s or Seller’s, as applicable, belief is based.

(f)           As used herein, the term “Environmental Defect” means any event, condition, or circumstance, including any release into the environment of hazardous substances, relating to the Properties which constitutes a violation of any Environmental Law in existence as of the Execution Date or any Environmental Liability arising from or attributable to any condition, event, circumstance, activity, practice, incident, action or omissions existing or occurring prior to the Closing Date;

(g)           As used herein, the term “Environmental Laws” means all national, state, municipal and local laws, statutes, ordinances, permits, orders, court decisions, rules and regulations issued or enacted by any governmental authority having appropriate jurisdiction pertaining to the prevention of pollution or protection of the environment, including the federal Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act, as amended, the Resources Conservation and Recovery Act, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendment and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and comparable state and local laws.

(h)           As used herein, the term “Lowest Cost Response” means the response required or allowed under Environmental Laws that addresses the identified condition at the lowest cost (considered as a whole, taking into consideration any material negative impact such response may have on the operations of the relevant Properties and any potential material additional costs or liabilities that may likely arise as a result of such response) as compared to any other response that is required or allowed under Environmental Laws. The Lowest Cost Response shall not include (i) the costs of Buyer’s and/or its affiliate’s employees, project manager(s) or attorneys, (ii) overhead costs of Buyer and/or its affiliates, (iii) costs and expenses that would not have been required under Environmental Laws as they exist on the Execution Date, (iv) costs or expenses incurred in connection with remedial or corrective action that is designed to achieve standards that are more stringent than those required for similar facilities or that fails to reasonably take advantage of applicable risk reduction or risk assessment principles allowed under applicable Environmental Laws, and/or (vi) any costs or expenses relating to the assessment, remediation, removal, abatement, transportation and disposal of any asbestos, asbestos containing materials or NORM for any in-service equipment.

(i)            As used herein, the term “Environmental Notice” means a written notice with respect to any Environmental Defect that includes (i) a description and explanation of the matter constituting the alleged Environmental Defect and the Listed Interest affected thereby, (ii) the Allocated Value of each Listed Interest affected thereby, and Buyer’s estimate of the Environmental Defect Amount with respect to such Environmental Defect (and the computations upon which Buyer’s belief is based) and (iii) all associated supporting reports, data, analysis and conclusions (which shall be governed by the terms of the Confidentiality Agreement).

(j)            As used herein, the term “Environmental Defect Amount” means, with respect to each Environmental Defect, the amount of the Lowest Cost Response of remediation for such Environmental Defect.

(k)           As used herein, the term “Environmental Liabilities” means any Liabilities incurred or imposed pursuant to any (i) order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar ruling or act (including settlements) by any governmental authority to the extent arising out of any violation of, or remedial obligation under, any Environmental Law or (ii) claim or cause of action by a governmental authority or other person for personal injury, death, property damage, damage to natural resources, remediation or payment or reimbursement of response costs, or similar costs or expenses to the extent arising out of a release of any pollutant, contaminant or any hazardous or toxic material, substance or waste, or any violation of, or any remediation obligation under, any Environmental Laws.

Section 5.4        Notice of Title Defects and Title Benefits; Remedies.

(a)           If Seller discovers any Title Benefit, or Buyer discovers any Title Defect or Title Benefit, then such Party may (but shall have no obligation to, other than with respect to any Title Benefit discovered by Buyer, with respect to which Buyer shall be obligated to) deliver to the other Party, prior to the Defect Deadline, a Title Notice with respect to such Title Benefit or Title Defect, as applicable. Except as set forth in the special warranty of title contained in the Assignment, Seller and Buyer shall be deemed to have waived, and neither Buyer nor Seller, respectively, shall have any liability for, any Title Benefit or Title Defect for which Buyer or Seller, respectively, has not received (and, in the case of any Title Benefit discovered by Buyer, delivered to Seller) a Title Notice on or before the Defect Deadline.

(b)           With respect to each Listed Interest for which Buyer has asserted a Title Defect pursuant to a properly and timely delivered Title Notice (each such Listed Interest, a “Title Defect Property”) that Seller has not cured (and Buyer has not elected to waive in writing) on or before March 29, 2011, Seller shall elect (in its sole and absolute discretion) to:

(i)        exclude such Title Defect Property (and all related or associated Lease(s) and other Properties) from the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement; or

(ii)       include such Title Defect Property (and all related or associated Lease(s) and other Properties) (any such Title Defect Property, together with all other such Title Defect Properties, the “Included Title Defect Properties”) in the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement.

(c)           With respect to any Included Title Defect Property and any Title Defect Property excluded (pursuant to Section 5.4(b)(i)) from the Properties conveyed by Seller to Buyer at the Closing (each, a “Subject Title Defect Property”), until the ninetieth (90th) day after the Closing (such period, the “Cure Period”), Seller may, but shall have no obligation to, (i) dispute the existence of the Title Defect asserted with respect to such Subject Title Defect Property pursuant to the provisions of Section 5.7 or (ii) cure the Title Defect asserted with respect to such Subject Title Defect Property. If, as of the expiration of the Cure Period, Seller has (A) (1) cured (or partially cured) any Title Defect affecting any Included Title Defect Property, then the Parties shall jointly instruct the Escrow Agent to release to Seller from the Escrowed Title Amount an amount equal to the Title Defect Amount relating to such Included Title Defect Property (or, if the applicable Title Defect was only partially cured, an amount equal to the portion of such Title Defect Amount that relates to such cured portion of such Title Defect) or (2) cured any Title Defect affecting any Subject Title Defect Property that was excluded (pursuant to Section 5.4(b)(i)) from the Properties conveyed by Seller to Buyer at the Closing, then the Purchase Price shall be increased by an amount equal to the Allocated Value of such Title Defect Property (such amount, the “TD Purchase Price Adjustment Amount”) and Seller shall assign to Buyer pursuant to an assignment in substantially the same form as the Assignment, such Title Defect Property or (B) not cured (or only partially cured) any Title Defect affecting any Included Title Defect Property, then the Parties shall jointly instruct the Escrow Agent to release to Buyer from the Escrowed Title Amount an amount equal to the Title Defect Amount relating to such Included Title Defect Property (or, if the applicable Title Defect was partially cured, an amount equal to the portion of such Title Defect Amount that relates to the un-cured portion of such Title Defect).

(d)           Notwithstanding anything to the contrary set forth herein, in no event shall there be any remedies provided by Seller (other than with respect to the special warranty of title provided in the Assignment delivered at Closing), and Seller shall not be responsible for, (i) any individual Title Defect for which the Title Defect Amount does not exceed fifty thousand dollars ($50,000) (the “Title Threshold”) and (ii) any Title Defect with respect to which the Title Defect Amount exceeds the Title Threshold, unless and until the aggregate of all such Title Defect Amounts that exceed the Title Threshold (excluding any Title Defect Amounts attributable to Title Defects that are cured by Seller pursuant to Section 5.4(c)(ii)), exceeds an amount equal to two percent (2%) of the Purchase Price (the “Title Deductible”), and then only with respect to the amount of such Title Defect Amounts that exceed the Title Deductible.

(e)           Notwithstanding anything to the contrary set forth herein, in no event shall there be any remedies provided by Buyer, and Buyer shall not be responsible for, (i) any individual Title Benefit for which the Title Benefit Amount does not exceed the Title Deductible and (ii) any Title Benefit with respect to which the Title Benefit Amount exceeds the Title Threshold, unless and until the aggregate of all such Title Benefit Amounts that exceed the Title Threshold, exceeds the Title Deductible, and then only with respect to the amount of such Title Benefit Amounts that exceed the Title Deductible.

Section 5.5        Title Defect Amount; Title Benefit Amount.

(a)           The amount by which the Allocated Value of any Listed Interest is reduced as a result of the existence of a Title Defect with respect thereto is the “Title Defect Amount”, which shall be determined in accordance with the following methodology, terms and conditions:

(i)        if Buyer and Seller agree on the Title Defect Amount, then such amount shall be the Title Defect Amount;

(ii)       if the Title Defect is a lien or encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be equal to the amount necessary to be paid to remove such encumbrance from the Listed Interest;

(iii)      if the Title Defect represents a discrepancy between (A) the actual net revenue interest for any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and (B) the net revenue interest stated on Exhibit C with respect to such Listed Interest, then the Title Defect Amount shall be the product of (y) the Allocated Value of such Listed Interest multiplied by (z) one (1), minus a fraction, the numerator of which is the actual net revenue interest for such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and the denominator of which is the net revenue interest for such Listed Interest stated on Exhibit C;

(iv)      if the Title Defect represents a discrepancy between (A) the actual working interest for any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and (B) the working interest stated on Exhibit C with respect to such Listed Interest (unless, with respect to such Listed Interest, there is any discrepancy in the net revenue interest for such Listed Interest set forth on Exhibit C), then the Title Defect Amount shall be the product of (y) the Allocated Value of such Listed Interest multiplied by (z) a fraction, the numerator of which is the difference between the working interest for such Listed Interest stated on Exhibit C and the actual working interest for such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and the denominator of which is the working interest for such Listed Interest stated on Exhibit C;

(v)      if the Title Defect represents an obligation or encumbrance upon, or other defect in title to, the Listed Interest of a type not described above, the Title Defect Amount shall be determined by taking into account the Allocated Value of such Listed Interest, the portion of such Listed Interest affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of such Listed Interest, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation; provided, that if such Title Defect is reasonably capable of being cured, the Title Defect Amount shall not be greater than the reasonable cost and expense of curing such Title Defect;

(vi)     the Title Defect Amount with respect to any Listed Interest shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and

(vii)    notwithstanding anything to the contrary set forth herein, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Listed Interest shall not exceed the Allocated Value of such Listed Interest.

(b)           The amount by which the Allocated Value of any Listed Interest is increased as a result of the existence of a Title Benefit with respect thereto is the “Title Benefit Amount”, which shall be determined in accordance with the following methodology, terms and conditions:

(i)        if Buyer and Seller agree on the Title Benefit Amount, then such amount shall be the Title Benefit Amount;

(ii)       if the Title Benefit represents a discrepancy between (A) the actual net revenue interest for any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and (B) the net revenue interest stated on Exhibit C with respect to such Listed Interest (and the working interest in such Listed Interest is not increased), then the Title Benefit Amount shall be the product of (y) the Allocated Value of such Listed Interest multiplied by (z) the result obtained by subtracting one (1) from a fraction, the numerator of which is the actual net revenue interest for such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and the denominator of which is the net revenue interest for such Listed Interest stated on Exhibit C; and

(iii)      if the Title Benefit represents a discrepancy between (A) the actual working interest for any Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and (B) the working interest stated on Exhibit C with respect to such Listed Interest (and the net revenue interest in such Listed Interest is not decreased proportionately), then the Title Benefit Amount shall be the product of (y) the Allocated Value of such Listed Interest multiplied by (z) a fraction, the numerator of which is the difference between the actual working interest for such Listed Interest with respect to the production of Hydrocarbons therefrom within the unitized/communitized depths and the working interest for such Listed Interest stated on Exhibit C, and the denominator of which is the working interest for such Listed Interest stated on Exhibit C.

Section 5.6        Notice of Environmental Defects; Remedies.

(a)           If Buyer discovers any Environmental Defect, then Buyer may (but shall have no obligation to) deliver to Seller, prior to the Defect Deadline, an Environmental Notice with respect to such Environmental Defect. Buyer shall be deemed to have waived, and Seller shall have no liability for, any Environmental Defect for which Seller has not received an Environmental Notice on or before the Defect Deadline.

(b)           With respect to each Listed Interest for which Buyer has asserted an Environmental Defect pursuant to a properly and timely delivered Environmental Notice (each such Listed Interest, an “Environmental Defect Property”), that Seller has not cured (and Buyer has not elected to waive in writing) on or before March 29, 2011, Seller shall elect (in its sole and absolute discretion) to:

(i)        exclude such Environmental Defect Property (and all related or associated Lease(s) and other Properties) from the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement; or

(ii)       include such Environmental Defect Property (and all related or associated Lease(s) and other Properties) (any such Environmental Defect Property, together with all other such Environmental Defect Properties, the “Included Environmental Defect Properties”) in the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement.

(c)           With respect to any Included Environmental Defect Property and any Environmental Defect Property excluded from the Properties conveyed by Seller to Buyer at the Closing pursuant to Section 5.6(b)(i) (each, a “Subject Environmental Defect Property”), until the expiration of the Cure Period Seller may, but shall have no obligation to, (i) dispute the existence of the Environmental Defect asserted with respect to such Subject Environmental Defect Property pursuant to the provisions of Section 5.7 or (ii) cure the Environmental Defect asserted with respect to such Subject Environmental Defect Property. If, as of the expiration of the Cure Period, Seller has (A) (1) cured (or partially cured) any Environmental Defect affecting any Included Environmental Defect Property, then the Parties shall jointly instruct the Escrow Agent to release to Seller from the Escrowed Environmental Amount an amount equal to the Environmental Defect Amount relating to such Included Environmental Defect Property (or, if the applicable Environmental Defect was only partially cured, an amount equal to the portion of such Environmental Defect Amount that relates to such cured portion of such Environmental Defect) or (2) cured any Environmental Defect affecting any Subject Environmental Defect Property that was excluded (pursuant to Section 5.6(b)(i)) from the Properties conveyed by Seller to Buyer at the Closing, then the Purchase Price shall be increased by an amount equal to the Allocated Value of such Environmental Defect Property (such amount, the “ED Purchase Price Adjustment Amount”) and Seller shall assign to Buyer pursuant to an assignment in substantially the same form as the Assignment, such Environmental Defect Property or (B) not cured (or only partially cured) any Environmental Defect affecting any Included Environmental Defect Property, then the Parties shall jointly instruct the Escrow Agent to release to Buyer from the Escrowed Environmental Amount an amount equal to the Environmental Defect Amount relating to such Included Environmental Defect Property (or, if the applicable Environmental Defect was partially cured, an amount equal to the portion of such Environmental Defect Amount that relates to the un-cured portion of such Environmental Defect).

(d)           Notwithstanding anything to the contrary set forth herein, in no event shall there be any remedies provided by Seller, and Seller shall not be responsible for, (i) any individual Environmental Defect for which the Environmental Defect Amount does not exceed fifty thousand dollars ($50,000) (the “Environmental Threshold”) and (ii) any Environmental Defect with respect to which the Environmental Defect Amount exceeds the Environmental Threshold, unless and until the aggregate of all such Environmental Defect Amounts that exceed the Environmental Threshold (excluding the amount of Environmental Defect Amounts attributable to Environmental Defects that are cured by Seller pursuant to Section 5.6(c)(ii)), exceeds an amount equal to two percent (2%) of the Purchase Price (the “Environmental Deductible”), and then only with respect to the amount of such Environmental Defect Amounts that exceed the Environmental Deductible.

Section 5.7        Closing Escrow Agreement; Title and Environmental Dispute Resolution.

(a)            If (i) the sum of each of the Title Defect Amounts that are asserted with respect to an Included Title Defect Property and that each individually exceed the Title Threshold, exceeds the Title Deductible (any such excess amount, the “Escrowed Title Amount”) or (ii) the sum of each of the Environmental Defect Amounts that are asserted with respect to an Included Environmental Title Defect Property and that each individually exceed the Environmental Threshold, exceeds the Environmental Deductible (any such excess amount, the “Escrowed Environmental Amount” and, together with the Escrowed Title Amount, if any, the “Escrowed Closing Amount”), then the Parties will enter into an escrow agreement, in form and substance substantially similar to the Escrow Agreement (the “Closing Escrow Agreement”) at Closing.

(b)           If, as of the expiration of the Cure Period, the Parties cannot agree upon (i) the existence of a Title Defect, the adequacy of any Title Defect curative materials submitted to Buyer, or the Title Defect Amount with respect to any Title Defect (each, a “Disputed Title Matter”) or (ii) the existence of an Environmental Defect, the adequacy of any Environmental Defect curative actions taken by Seller, or the Environmental Defect Amount with respect to any Environmental Defect (each, a “Disputed Environmental Matter” and, together with any Disputed Title Matter, a “Disputed Matter”), then, in each case, the Disputed Matter shall be submitted to arbitration in accordance with the provisions of Article XI.

Section 5.8        Casualty Loss and Condemnation.  If, during the Interim Period, all or any portion of the Properties are destroyed or damaged by fire, flood, earthquake, windstorm, theft, vandalism, explosion, blowout, riot, sabotage, accident or other casualty of a similar nature or shall be taken by condemnation or under the right of eminent domain (each, a “Casualty Loss”) and the value of such Casualty Loss (a) exceeds twenty percent (20%) of the Purchase Price, neither Buyer nor Seller shall be required to close. Should Buyer and Seller elect to close, Seller, at its option, may elect (i) to cause the Properties affected by any casualty or taking to be repaired or restored to at least their condition prior to such casualty, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend beyond the Closing Date), (ii) to remove the Properties affected by any casualty or taking and reduce the Purchase Price by the Allocated Value of such Property; or (iii) to treat such casualty or taking as a Title Defect with respect to the affected Property or Properties under Section 5.4 (provided that any reduction to the Purchase Price on account of such Title Defect will be unaffected by any threshold provided for Title Defect Amounts). In each case, Seller shall retain all rights to insurance and other claims against third parties with respect to the casualty or taking except to the extent the parties otherwise agree in writing; (b) is less than twenty percent (20%) of the Purchase Price, but exceeds five hundred thousand dollars ($500,000), then the Property affected by such Casualty Loss shall be excluded from the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement and the Purchase Price shall be adjusted downward by the Allocated Value of such Property in accordance with Section 2.2(b)(iv) or (b) is less than five hundred thousand dollars ($500,000), then the Property affected by such Casualty Loss shall be included in the Properties conveyed by Seller to Buyer pursuant to this Agreement at the Closing, notwithstanding such Casualty Loss, without any reduction to the Purchase Price with respect thereto and Seller shall transfer to Buyer all rights to third-party insurance and the proceeds thereof (net of any self-retention or deductible amount) and other claims against third parties, in each case, with respect to such Casualty Loss. Notwithstanding anything to the contrary set forth herein, the rights and remedies of Buyer set forth in this Section 5.8, shall be Buyer’s exclusive rights and remedies with respect to any Casualty Loss with respect to the Properties.

Section 5.9        Preferential Purchase Rights.  Prior to Closing, Seller shall use commercially reasonable efforts to notify the holder of each preferential purchase right set forth on Schedule 3.1(j), in accordance with the contractual provisions applicable to such right, of the transactions contemplated hereby. If any holder of a preferential purchase right with respect to any of the Properties exercises such preferential purchase right (a) prior to Seller’s delivery of the Preliminary Settlement Statement, then the Properties with respect to which such exercised preferential purchase right relates shall be excluded from the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement and the Purchase Price shall be adjusted downward by the Allocated Value of such Property in accordance with Section 2.2(b)(iv) or (b) after Seller’s delivery of the Preliminary Settlement Statement but prior to the Closing, then the Properties with respect to which such exercised preferential purchase right relates shall be included in the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement, notwithstanding the exercise of such preferential purchase right, without any reduction to the Purchase Price with respect thereto. Except for any Retained Property (with respect to which Seller shall be obligated to comply with the terms, and entitled to all the proceeds paid in connection with any exercise, of any preferential purchase right applicable thereto), Buyer shall be obligated to comply with the terms, and entitled to all the proceeds paid in connection with any exercise of, any preferential purchase right applicable to the Properties. If the holder of a preferential purchase right with respect to any Retained Property fails to consummate the purchase of such Retained Property in accordance with the terms and conditions of such preferential purchase right, then, within ten (10) business days of Seller’s providing Buyer with notice thereof, Buyer shall purchase (at a purchase price equal to the Allocated Value thereof), and Seller shall assign to Buyer pursuant to an assignment in substantially the same form as the Assignment, such Retained Property. Notwithstanding anything to the contrary set forth herein, the rights and remedies of Buyer set forth in this Section 5.9 shall be Buyer’s exclusive rights and remedies with respect to any preferential purchase right applicable to the Properties.

Section 5.10      Applicable Consents.

(a)           Seller shall use commercially reasonable efforts to procure any required third party consents necessary to transfer the Properties to Buyer (such consents, the “Applicable Consents”) prior to the Closing and, with respect to any Applicable Consents not obtained (or denied, in writing) on or prior to the Closing, until the expiration of the Cure Period (provided, however, that Seller shall not be obligated to pay any consideration or waive or release any right or privilege in order to obtain any such consent). Subject to the immediately succeeding proviso, notwithstanding the existence of an outstanding Applicable Consent with respect to any Property at Closing, such Property shall be included in the Properties conveyed by Seller to Buyer pursuant to this Agreement at the Closing, without any reduction to the Purchase Price with respect thereto; provided, however, that, if, as of the Closing, Seller has not obtained any Applicable Consent with respect to any Lease and (i) the holder of such Applicable Consent is a governmental authority or (ii) the Lease contains language to the effect that the transfer of the Lease without such Applicable Consent would be void or cause the termination of such Lease (any such Applicable Consent, a “Required Consent”), then, such Lease (and any associated Listed Interest and other Properties) shall not be included in the Properties conveyed by Seller to Buyer pursuant to this Agreement at the Closing, and the Purchase Price shall be adjusted downward by the Allocated Value of any such Listed Interest in accordance with Section 2.2(b)(iv).

(b)           Any Lease (and any associated Listed Interest and other Properties) that is subject to an Applicable Consent that is denied in writing prior to the Closing shall be excluded from the Properties conveyed by Seller to Buyer at the Closing pursuant to this Agreement and the Purchase Price shall be adjusted downward by the Allocated Value of any such Listed Interest in accordance with Section 2.2(b)(iv).

(c)            If, as of the expiration of the Cure Period, the Required Consent applicable to a Lease that was excluded from the Properties conveyed by Seller to Buyer at Closing pursuant to Section 5.10(a) has been obtained, then within five (5) business days of the expiration of the Cure Period, Seller shall assign to Buyer pursuant to an assignment in substantially the same form as the Assignment, such Lease (and, if applicable, any associated Listed Interest and other Properties) and the Purchase Price shall be increased by an amount equal to the Allocated Value of such Listed Interest (such amount, the “RC Purchase Price Adjustment Amount”).

(d)           If any Applicable Consent with respect to any Applicable Contract is not obtained prior to the Closing, then, until the earlier of the expiration of the Cure Period and such time that such Applicable Consent is obtained (or denied in writing), to the extent permissible under law and under the terms of such Applicable Contract, Seller shall provide the benefits and burdens of such Applicable Contract to Buyer, and Buyer shall promptly reimburse Seller for, and shall DEFEND, INDEMNIFY and HOLD HARMLESS Seller (and each of the other Seller Indemnified Parties (as defined in Section 10.1)) from and against any and all Liabilities incurred by Seller (or any of the other Seller Indemnified Parties) in connection therewith, REGARDLESS OF WHETHER SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, GROSS NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY OF THE SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY LIABILITIES TO THE EXTENT RESULTING FROM THE WILLFUL MISCONDUCT OF ANY OF THE SELLER INDEMNIFIED PARTIES. With respect to any Applicable Contract for which any Applicable Consent has not been obtained as of the expiration of the Cure Period or is denied in writing, Seller shall endeavor to mutually agree with Buyer with respect to alternative arrangements intended to provide Buyer, to the greatest extent possible, with the benefit and burden of any such Applicable Contract. Notwithstanding anything to the contrary set forth herein, the rights and remedies of Buyer set forth in this Section 5.10 shall be Buyer’s exclusive rights and remedies with respect to any Applicable Consent applicable to the Properties.

(e)           Notwithstanding any provisions of this Section 5.10 to the contrary or the inclusion in the Assignment of any Properties subject to a Required Consent outstanding as of the Closing, neither this Agreement nor the Assignment shall be deemed to provide for the conveyance of any such Properties to Buyer at the Closing.

Section 5.11      Special Warranty.  Buyer shall not assert any claim under the special warranty of title under the Assignment with respect to any matter for which Buyer has previously asserted a claim under this Article V.

Section 5.12      Exclusive Remedy.  Except for the special warranty of title under the Assignment, the rights and remedies of Buyer set forth in this Article V, shall be Buyer’s exclusive rights and remedies with respect to any defect of title (including any Title Defect), any Environmental Defect and any Environmental Liability with respect to the Properties, and the provisions of Article X shall not apply with respect to any defect in title (including any Title Defect), Environmental Defect or Environmental Liability, except as provided in Section 3.3.

ARTICLE VI
TAX MATTERS

Section 6.1        Certain Definitions.

(a)           As used herein, the term “Tax” or “Taxes” means all taxes, assessments and other governmental charges imposed by any governmental authority, including net income, gross income, profits, gross receipts, alternative or add-on minimum, ad valorem, property, production, severance, fuel, excess profits, windfall profit, transfer, real property transfer, value added, sales, use, environmental, excise, withholding, social security, unemployment, disability, payroll, estimated or other tax, and any taxes of any entity under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax laws), or as a transferee or successor, or by contract or otherwise, including any interest, penalty or addition thereto.

(b)           As used herein, the term “Income Taxes” means all Taxes based upon or measured by gross or net income, and franchise taxes based upon income, capital, assets or operations.

(c)           As used herein, the term “Production Taxes” means all ad valorem, property, production, severance and similar Taxes based upon or measured by the ownership or operation of the Properties or the production of Hydrocarbons therefrom.

(d)           As used herein, the term “Seller Taxes” means any and all Taxes (other than any Taxes for which a Purchase Price adjustment is made pursuant to Section 2.2) (i) imposed on Seller or for which Seller may otherwise be liable for any period prior to the Effective Time (as determined under Sections 6.2 and 6.3) or (ii) resulting from Seller’s breach of the representations and warranties set forth in Sections 3.1(f) and 3.1(l) or covenants set forth in Sections 6.4 and 6.5.

(e)           As used herein, the term “Transfer Taxes” means all transfer, sales, gross receipts, use, real property transfer, documentary, stamp and other similar Taxes, and recording fees.

(f)           As used herein, the term “Tax Return” means any return, declaration, report, information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

Section 6.2        Apportionment of Taxes.  Seller shall be responsible for all Production Taxes attributable to the Properties for any period or portion thereof ending before the Effective Time. Buyer shall be responsible for all Production Taxes attributable to the Properties for any period or portion thereof beginning on or after the Effective Time. All Production Taxes shall be deemed attributable to the period during which the relevant production occurred and not attributable to the year in which such Production Taxes are assessed; provided, however, that the amount of ad valorem and similar Taxes that are imposed on a periodic basis with respect to the Properties that is deemed attributable to the period before the Effective Time in any taxable period that includes the Effective Time shall be equal to the amount of such Taxes for the entire taxable period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the date of the Effective Time and the denominator of which is the number of calendar days in the entire period. The apportionment of Production Taxes between the Parties shall take place as (i) an adjustment to the Purchase Price pursuant to Section 2.2 in the Preliminary Settlement Statement for Production Taxes for which information is available at the Closing and pursuant to Section 9.2 in the Final Settlement Statement for all remaining Production Taxes, using estimates of such Production Taxes if actual numbers are not available, and (ii) an obligation under Section 6.4 and Section 10.2(d).

Section 6.3        Liability for Transfer Taxes.  Buyer shall be responsible for the payment of all Transfer Taxes that arise by reason of the consummation of the transactions contemplated by this Agreement. Buyer shall pay or cause to be paid, when due, to the appropriate taxing authorities all such Transfer Taxes and shall send to Seller a statement confirming such payment, which shall be accompanied by proof of Buyer’s actual payment of such Transfer Taxes. Buyer and Seller shall cooperate in good faith to minimize, to the extent permissible under applicable law, the amount of any Transfer Taxes with respect to the Properties incurred on or before the Closing Date.

Section 6.4        Tax Returns; Payment of Taxes.  Except with respect to Income Taxes, Seller shall prepare or cause to be prepared all Tax Returns with respect to the Properties required to be filed on or before the Closing. Seller will cause such Tax Returns to be timely filed consistently with past practice except as otherwise required by law and will provide a copy to Buyer. Except with respect to Income Taxes, Buyer shall prepare or cause to be prepared all Tax Returns with respect to the Properties required to be filed after the Closing; provided, however that, to the extent any such Tax Return prepared with respect to any period of time beginning on or before the Closing and ending after the Closing, Seller shall have a sufficient amount of time to review and comment on any such Tax Return prior to Buyer’s filing thereof. Buyer will cause such Tax Return to be timely filed consistently with past practice except as otherwise required by law and will provide a copy to Seller. Not later than five (5) days prior to the due date for payment of Taxes with respect to any Tax Return required to be filed by Buyer pursuant to this Section 6.4, Seller shall pay to Buyer the amount of any Seller Taxes with respect to such Tax Return, except to the extent such Seller Taxes have already been taken into account by Buyer and Seller pursuant to Section 2.2.

Section 6.5        Cooperation on Tax Returns and Tax Proceedings.  From and after Closing, Buyer and Seller shall cooperate to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes imposed on or with respect to the Properties.

ARTICLE VII
CONDITIONS PRECEDENT TO CLOSING

Section 7.1        Seller’s Conditions.  The obligations of Seller at the Closing are, at its option, subject to the satisfaction at or prior to the Closing of the following conditions:

(a)           All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the Closing (other than representations and warranties that refer to a specified date, which need only be true and correct in all material respects as of such specified date) and Buyer shall have performed, or complied with, in all material respects, the agreements and covenants required by this Agreement to be performed and satisfied by Buyer prior to or at the Closing.

(b)           No material action, suit or proceeding shall have been instituted before, and no material order, award or judgment shall have been issued by, any court, governmental agency or arbitrator (i) seeking to restrain or prohibit, or restraining or prohibiting, the consummation in whole or in part, of the transactions contemplated hereby or (ii) seeking to obtain damages from Buyer, or ordering Buyer to pay damages, in respect of any of the transactions contemplated hereby.

(c)           Buyer shall have delivered to Seller all of the Buyer Deliverables (as defined in Section 8.2(a)).

Section 7.2        Buyer’s Conditions.  The obligations of Buyer at the Closing are, at its option, subject to the satisfaction at or prior to the Closing of the following conditions:

(a)           All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects (other than any representations and warranties of Seller that are qualified by materiality or material adverse effect, which, to the extent so qualified, shall be true and correct in all respects) at and as of the Closing (other than representations and warranties that refer to a specified date, which need only be true and correct in all material respects as of such specified date) and Seller shall have performed, or complied with, in all material respects, the agreements and covenants required by this Agreement to be performed and satisfied by Seller prior to or at the Closing.

(b)           No material action, suit or proceeding shall have been instituted before, and no material order, award or judgment shall have been issued by, any court, governmental agency or arbitrator (i) seeking to restrain or prohibit, or restraining or prohibiting, the consummation in whole or in part, of the transactions contemplated hereby or (ii) seeking to obtain damages from Seller, or ordering Seller to pay damages, in respect of any of the transactions contemplated hereby.

(c)           Seller shall have delivered to Buyer all of the Seller Deliverables.

ARTICLE VIII
CLOSING

Section 8.1        Preliminary Settlement Statement and Closing.

(a)           Preliminary Settlement Statement.  With respect to the items listed in Section 2.2 that can be determined as of the Closing, Seller shall prepare (based on the best information then available to Seller) and deliver to Buyer, on or before March 29 2011, a settlement statement (the “Preliminary Settlement Statement”) setting forth the Closing Amount, each adjustment used to determine the Closing Amount, the calculation of each adjustment and data reasonably necessary to support each adjustment. As used herein, the term “Closing Amount” means the Purchase Price (i) adjusted (upward or downward) as provided in Section 2.2, using for such adjustment amounts the best information then available, and (ii) less (A) the Escrow Amount (as provided in Section 2.1) and (B) the Escrowed Closing Amount, if applicable. All other upward or downward adjustments to the Purchase Price provided in Section 2.2 and not included in the Preliminary Settlement Statement, shall be taken into account in the Final Settlement Statement (as defined in Section 9.2).

(b)           Closing.  The purchase by Buyer and the sale by Seller of the Properties as contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. Central time on April 1, 2011 (the “Closing Date”), at the offices of Seller at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma, or such other time or place as the Parties may mutually agree in writing.

Section 8.2        Closing Obligations.  At the Closing:

(a)           Buyer shall deliver (or cause to be delivered) to Seller the following items (all documents, certificates and other items listed below that are required to be executed, will be duly executed and acknowledged, where required, by an authorized signatory of Buyer or, if applicable, an affiliate of Buyer) (collectively, the “Buyer Deliverables”):

(i)        by direct bank deposit or wire transfer in same day funds to Seller (or any QI designated by Seller), in accordance with Seller’s written instructions (to be provided to Buyer at least two (2) business days prior to the Closing), an amount equal to the Closing Amount;

(ii)       Deed, Assignment, Bill of Sale and Conveyances, in form and substance substantially similar to that set forth on Exhibit D (the “Assignment”), covering the Properties, in sufficient counterparts for recordation in each of the counties in which the Properties are located and all appropriate U.S. state and U.S. federal assignments as may be reasonably necessary to convey the Properties to Buyer;

(iii)      a certificate in the form set forth on Exhibit F;

(iv)      if the Parties are required to enter into the Closing Escrow Agreement pursuant to Section 5.7(a), by direct bank deposit or wire transfer in same day funds to the Escrow Agent, in accordance with the Escrow Agent’s written instructions, an amount equal to the Escrowed Closing Amount;

(v)       if required pursuant to Section 5.7(a), the Closing Escrow Agreement; and

(vi)      (A) such evidence (including evidence of satisfaction of all applicable bonding requirements) as Seller may reasonably require, that Buyer is qualified with the applicable authorities to succeed Seller as the owner and, where applicable, operator of the Properties and (B) such forms as Seller may reasonably request for filing with the applicable authorities to reflect Buyer’s assumption of plugging and abandonment liabilities with respect to the Wells and the Unit Interests.

(b)           Seller shall deliver (or cause to be delivered) to Buyer the following items (all documents, certificates and other items listed below that are required to be executed, other than those described in Section 8.2(b)(iv), will be duly executed and acknowledged, where required, by an authorized signatory of Seller or, if applicable, an affiliate of Seller) (collectively, the “Seller Deliverables”):

(i)        Assignments covering the Properties, in sufficient counterparts for recordation in each of the counties in which the Properties are located and all appropriate U.S. state and U.S. federal assignments as may be reasonably necessary to convey the Properties to Buyer;

(ii)       a certificate in the form set forth on Exhibit E;

(iii)      any change of operator forms or notices that may be required to transfer operations on Seller operated Properties to Buyer (it being understood and agreed, however, that except for its obligation to deliver the Seller Deliverables described in this Section 8.2(b)(iii), Seller shall have no obligation to ensure (and does not warrant) that Buyer will succeed Seller as operator of any Properties operated by Seller or any of its affiliates);

(iv)      releases of any lien on the Properties arising under that certain Amended and Restated Credit Agreement, dated as of April 22, 2010 among SandRidge, as borrower, each lender from time to time a party thereto, and Bank of America, N.A., as administrative agent;

(v)       all necessary letters in lieu of transfer orders directing all purchasers of production to pay Buyer the proceeds attributable to production from each Listed Interest from and after the Effective Time;

(vi)      if required pursuant to Section 5.7(a), the Closing Escrow Agreement; and

(vii)     a certification of non-foreign status from SandRidge, in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2).

ARTICLE IX
POST-CLOSING RIGHTS AND OBLIGATIONS

Section 9.1        Files and Records.

(a)           As soon as reasonably practicable (and, in any event, no later than fifteen (15) business days after the Closing), Seller shall deliver (and shall cause its affiliates to deliver) the Records to Buyer at Seller’s offices (or the offices of any of its affiliates), and Buyer shall have five (5) business days after the first day Seller makes the Records available to Buyer to remove the Records from Seller’s offices (or the offices of any of its affiliates). Notwithstanding the foregoing or any other provision in this Agreement to the contrary, from and after the Closing, Seller (and its affiliates) may retain a copy of any or all of the Records.

(b)           Buyer will retain and will provide Seller with reasonable access to the Records for a period of seven (7) years from and after the Closing. Buyer shall use all reasonable efforts to obtain access, for Seller’s benefit, to all such books and records related to any Property that may be subsequently conveyed by Buyer.

Section 9.2        Post-Closing Adjustments.  On or before the third (3rd) business day following the expiration of the Cure Period, Seller shall prepare and deliver to Buyer, in accordance with this Agreement and generally accepted accounting principles, a statement (the “Final Settlement Statement”) setting forth each adjustment to the Purchase Price that was not included in the Preliminary Settlement Statement and showing the calculation of such adjustments, which adjustments shall be in accordance with the principles of this Agreement, and based to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time. Within thirty (30) days of receipt of the Final Settlement Statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes be made to the Final Settlement Statement. The Parties shall negotiate in good faith and undertake to agree with respect to the amounts due pursuant to such Final Settlement Statement no later than thirty (30) days after Buyer’s submission of its written report hereunder to Seller (the date upon which such agreement is reached shall be herein called the “Final Settlement Date”). Buyer shall, within seven (7) days of the Final Settlement Date, pay to Seller, or Seller shall pay to Buyer, whatever the case may be, in immediately available funds the final settlement adjustment amount set forth therein. Any disputed items that cannot be resolved by the mutual agreement of the Parties, shall be removed from the Final Settlement Statement and submitted to arbitration in accordance with the procedures set forth in Article XI. Notwithstanding anything to the contrary set forth herein, there shall be no further Purchase Price adjustments pursuant to Section 2.2 for any item not included in the Final Settlement Statement delivered by Seller (or Buyer’s written report, if any, delivered with respect thereto) in accordance with the provisions of this Section 9.2.

Section 9.3        Further Assurances.  From and after the Closing, at the request of Seller but without further consideration, Buyer will execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Seller reasonably may request to more effectively put Seller in possession of any property or assets which was not intended by the Parties to be conveyed to Buyer, including the Excluded Assets. From and after the Closing, at the request of Buyer but without further consideration, Seller shall execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Buyer reasonably may request to more effectively put Buyer in possession of the Properties. If any of the Properties are incorrectly described in any Assignment, the description shall be corrected upon proof of the proper description.

Section 9.4       Removal of Signs.  Notwithstanding anything to the contrary set forth herein, Buyer shall obtain no right, title, interest, license or other right whatsoever to use the word “SandRidge” or any trademarks containing or comprising the foregoing, or any trademark confusingly similar thereto or dilutive thereof (collectively, the “Seller Marks”). Buyer agrees that, as soon as practicable after the Closing, and in any event on or before the thirtieth (30th) day after the Closing, it will cease using the Seller Marks in any manner, directly or indirectly, and remove, strike over or otherwise obliterate all Seller Marks from the Properties. The Parties acknowledge and agree (a) because damages would be an inadequate remedy, that Seller shall be entitled to seek specific performance and injunctive relief as remedies for any breach of this Section 9.4, in addition to other remedies available to it at law or in equity, and (b) that the covenant of Buyer set forth in this Section 9.4, shall survive the Closing indefinitely, including following any subsequent transfer of the Properties by Buyer, without limitation as to time.

ARTICLE X
INDEMNIFICATION

Section 10.1      Buyer’s Indemnity Obligations.  If the Closing shall occur, then effective from and after the Closing, subject to the limitations set forth in Section 3.3, this Article X and otherwise herein, Buyer and its successors and assigns shall be responsible for, shall pay, and will DEFEND, INDEMNIFY and HOLD HARMLESS Seller and its affiliates, and all of its and their respective equity holders, partners, members (excluding, in each case, such equity holders, partners or members that are equity holders, partners or members of Seller or any of its affiliates solely by virtue of their holding publicly traded shares, units or partnership interests), directors, officers, managers, employees, agents and representatives (collectively, the “Seller Indemnified Parties”) from and against any and all claims, causes of actions, payments, charges, judgments, assessments, liabilities, losses, damages, supplemental environmental projects, penalties, fines or costs and expenses, including any fees of attorneys, experts, consultants, accountants and other professional representatives and legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury, illness or death, property damage, contracts claims, torts or otherwise (collectively, “Liabilities”), arising out of, resulting from, based on, associated with, or relating to (without duplication):

(a)           any breach by Buyer of Buyer’s representations, warranties or covenants set forth in this Agreement; and

(b)           the Assumed Liabilities.

Section 10.2      Seller’s Indemnity Obligation.  If the Closing shall occur, then effective from and after the Closing, subject to the limitations set forth in Section 3.3 and otherwise herein, Seller and its successors and assigns shall be responsible for, shall pay, and will DEFEND, INDEMNIFY and HOLD HARMLESS Buyer and its affiliates, and all of its and their respective equity holders, partners, members (excluding, in each case, such equity holders, partners or members that are equity holders, partners or members of Buyer or any of its affiliates solely by virtue of their holding publicly traded shares, units or partnership interests), directors, officers, managers, employees, agents and representatives (collectively, the “Buyer Indemnified Parties”) from and against any and all Liabilities arising out of, resulting from, based on, associated with, or relating to (without duplication):

(a)           any breach by Seller of Seller’s representations, warranties or covenants set forth in this Agreement;

(b)           the Excluded Assets;

(c)           all claims and litigation disclosed on Schedule 3.1(e);

(d)           any and all Seller Taxes; and

(e)           Seller’s failure to properly or timely pay any royalties with respect to the production, prior to the Effective Time, of Hydrocarbons from the Properties with respect to which Seller is the operator;

provided, that in no event shall Seller have any obligation to provide indemnification for any matters to the extent accounted for in the Preliminary Settlement Statement or the Final Settlement Statement.

Section 10.3      Deductible, Threshold and Cap.  Notwithstanding anything to the contrary set forth herein, Seller shall have no obligation or liability for indemnification under Section 10.2 (except for breaches of the representations and warranties set forth in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(f) and 3.1(l) or the covenants in Section 6.4 and 6.5) for (a) any individual indemnity claim under this Article X, the amount of which does not exceed fifty thousand dollars ($50,000) (the “Indemnity Threshold”) or (b) any individual indemnity claim that exceeds the Indemnity Threshold, unless and until the aggregate of all such individual indemnity claims that exceed the Indemnity Threshold, exceeds an amount equal to two percent (2%) of the Purchase Price (the “Indemnity Deductible”), and then only with respect to the amount of such indemnity claims that exceed the Indemnity Deductible and that are less than twenty percent (20%) of the Purchase Price (as adjusted pursuant to the provisions of Section 2.2) (the “Indemnity Cap”).

Section 10.4      Notice of Claim for Indemnification.  Each indemnified party hereunder agrees that upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by it of notice of any demand, assertion, action or proceeding, judicial or otherwise, by any third party with respect to any matter to which it believes itself to be entitled to indemnity under the provisions of this Agreement, it shall give prompt notice thereof in writing to the indemnifying party, together with a statement of such information regarding any of the foregoing as it shall then have. Such notice shall include a formal demand for indemnification under this Agreement. For claims for indemnity with respect to which the Indemnity Threshold applies, such claim shall be deemed to have been made (subject to the application of the Indemnity Threshold, the Indemnity Deductible and the Indemnity Cap) upon the indemnified person’s providing an initial notice for a claim of indemnity to the indemnifying party stating that the claim underlying such claim for indemnity could reasonably be expected to exceed the Indemnity Threshold. To the extent a Survival Period is applicable to such claim for indemnity, Buyer must provide any such notice within the Survival Period, otherwise all indemnifications granted by Seller hereunder shall terminate and expire. The indemnified party shall afford the indemnifying party a reasonable opportunity to pay, settle or contest the claim at the indemnifying party’s expense. With respect to any claim subject to indemnification pursuant to this Article X or otherwise pursuant to this Agreement, the indemnified party shall use reasonable efforts to cooperate (at the indemnifying party’s sole cost and expense) with the indemnifying party in asserting any defense that may be available to the indemnified party with respect to any such claim.

Section 10.5      Waiver of Certain Damages.  Except with respect to any third party claims for which a Party is entitled to be indemnified under this Article X or otherwise pursuant to this Agreement, each of the Parties expressly waives and releases, on its own behalf and on behalf of its affiliates, indirect, special, consequential, punitive and exemplary damages and damages for lost profits of any kind with respect to any dispute arising out of, resulting from, based on, associated with, or relating to, this Agreement, the breach hereof or the transactions contemplated hereby.

Section 10.6      Exclusive Remedy.  If the Closing occurs, the indemnity obligations set forth in this Agreement shall be the exclusive remedies for the Parties for the breach of any representation, warranty or covenant set forth in this Agreement or any claim arising out of, resulting from or related to the transactions contemplated hereby, and each Party hereby releases, waives and discharges, and covenants not to sue (and shall cause its affiliates to waive, discharge and covenant not to sue) with respect to, any cause of action not expressly provided for in this Agreement, including claims under state or federal securities laws and claims available at common law, in equity or by statute.

Section 10.7      Extent of Indemnification.  The indemnification and assumption provisions provided for in this Agreement shall be applicable whether or not the Liabilities in question arose out of or resulted from, solely or in part, the sole, active, passive, concurrent or comparative negligence, gross negligence, strict liability or other fault or violation of law of or by any Seller

Indemnified Party or Buyer Indemnified Party, excepting only Liabilities to the extent resulting from the willful misconduct of any Seller Indemnified Party or Buyer Indemnified Party.

ARTICLE XI
ARBITRATION

Section 11.1      Arbitration.

(a)           All disputes arising under or related to this Agreement (including any Disputed Matters) shall be determined by arbitration and governed by this Article XI.

(b)           With respect to any Disputed Title Matter, the Parties shall select a mutually agreeable single arbitrator, who shall be a title attorney with at least ten (10) years experience in oil and gas titles involving properties in the regional area in which the Properties are located, within fifteen (15) days of the expiration of the Cure Period. With respect to any Disputed Environmental Matter, the Parties shall select a mutually agreeable single arbitrator, who shall be an environmental consultant with at least ten (10) years experience, within fifteen (15) days of the Closing. With respect to any matter (other than any Disputed Title Matter or Disputed Environmental Matter) for which arbitration is required under this Agreement (an “Arbitrable Matter”), the Parties shall select a mutually agreeable single arbitrator within thirty (30) days of the filing of a notice of arbitration with respect to such matter by a Party. If the Parties have not selected a mutually agreeable arbitrator in accordance with the provisions and deadlines set forth in this Section 11.1(b), then such arbitrator shall be chosen in accordance with the Commercial Arbitration Rules (“Rules”) of the American Arbitration Association (“AAA”) (the arbitrator selected in accordance with this Section 11.1(b), the “Arbitrator”).

(c)           The Arbitrator’s determination shall be made within twenty (20) days after submission of the Disputed Matters or Arbitrable Matter, as applicable, to it and shall be binding on and non-appealable by the Parties.

(d)           In making his determination with respect to any Disputed Matter, the Arbitrator shall be bound by the rules set forth in Article V and, subject to the foregoing, may consider such other matters as in the opinion of the Arbitrator are necessary to make a proper determination; provided, however, that with respect to any Disputed Matter related to any Title Defect Amount, Title Benefit Amount or Environmental Defect Amount, the Arbitrator shall not award Buyer (or Seller, if applicable) a greater amount than the amount claimed by Buyer (or Seller, if applicable) in its Title Notice or Environmental Notice, as applicable.

(e)           With respect to any Disputed Matter, the Arbitrator shall act as an expert for the limited purpose of determining such specific Disputed Matter, and, unless the Disputed Matter relates to a Title Defect Amount, a Title Benefit Amount or an Environmental Defect Amount, may not award damages, interest or penalties to either Party with respect to any Disputed Matter. Notwithstanding the immediately preceding sentence, the Arbitrator may, however, award reasonable costs, including attorney fees and fees and expenses associated with the Arbitrator, to the Party determined by the Arbitrator to be the prevailing Party in the arbitration of any Disputed Matter or Arbitrable Matter, as applicable. Within ten (10) days after the Arbitrator delivers written notice to Buyer and Seller of its award, (A) Buyer shall pay to Seller the amount, if any, so awarded by the Arbitrator to Seller and (B) Seller shall pay to Buyer the amount, if any, so awarded by the Arbitrator to Buyer; provided, however, that if the award relates to any Disputed Title Matter or Disputed Environmental Matter and the Parties have entered into the Closing Escrow Agreement pursuant to Section 5.7(a), then the payment to be made to either Party with respect thereto shall be satisfied out of the Escrowed Closing Amount and the Parties shall jointly instruct the Escrow Agent to release the amount of such award to the owed Party.

Section 11.2      Location.  Any arbitration hearing, legal proceeding or action to enforce arbitration or otherwise shall be held in Houston, Texas, unless another place is determined to be mutually acceptable to the Arbitrator and the Parties.

Section 11.3      Rules.  The Arbitrator shall settle all Disputed Matters and Arbitrable Matters, in accordance with the Rules of the AAA to the extent such Rules do not conflict with the terms of this Agreement.

Section 11.4      Hearings.  Except as otherwise provided in Section 11.1 with respect to a Disputed Matter, the Arbitrator promptly shall hear and determine (after giving the Parties due notice of the hearing and a reasonable opportunity to be heard) the questions submitted and shall render a decision within sixty (60) days after notifying the Parties that the arbitration hearings have been closed or, if oral hearings have been waived, from the date of the transmittal of the Parties’ final statements and proofs to the Arbitrator. Notwithstanding anything to the contrary set forth herein, the Arbitrator shall finally determine all Disputed Title Matters and Disputed Environmental Matters by, on or before the expiration of the Cure Period.

Section 11.5     Jurisdiction of Provisions.  The Arbitrator shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement. Pending the final decision of the Arbitrator of any Disputed Matter or Arbitrable Matter, as applicable, both Parties will proceed diligently with performance of all contractual obligations, including the payment of all sums not in dispute, required by this Agreement. Notwithstanding the foregoing, the Parties reserve the right to apply to any court of competent jurisdiction for the purpose of obtaining security or other provisional relief to satisfy or effectuate an eventual arbitration award, including attachment and injunctive relief. The commencement of any action for such relief in aid of arbitration shall not constitute a waiver of the right to arbitration nor shall it prejudice in any way the right to proceed to arbitration.

Section 11.6      Written Decision or Award.  The written decision or award of the Arbitrator shall be final and binding upon the Parties and the Parties shall abide by and comply with such decision and a judgment may be rendered upon such decision or award in a court of competent jurisdiction. Unless apportioned otherwise by the Arbitrator under Section 11.1 or 11.7, Buyer and Seller shall equally bear the cost of the services and expenses of the Arbitrator and all other costs of the arbitration proceedings.

Section 11.7      Authority of Arbitrator.  The Arbitrator shall be authorized to consider only issues that this Agreement expressly requires to be submitted to arbitration. The Arbitrator shall have the authority to determine whether the Arbitrator is authorized by this Agreement to consider a matter submitted for arbitration. If the Arbitrator concludes that he has no such authority, it shall cease consideration of that matter and so notify both Parties. The Arbitrator shall have the authority to equitably apportion the costs and expenses of any arbitration between Buyer and Seller. The Arbitrator shall have no authority to award incidental, indirect, special, consequential (including lost profits or other consequential or business interruption damages or any other damages not measured by actual damages), multiple, statutory, punitive or exemplary damages with respect to any dispute arising under, related to, or in connection with this Agreement, the breach hereof or the transactions contemplated hereby. This limitation of losses and damages shall apply to any arbitration no matter when the proceeding is initiated and shall survive the termination of this Agreement without limit.

ARTICLE XII
TERMINATION

Section 12.1      Termination.  This Agreement and the transactions contemplated hereby may only be terminated on or before the Closing and only:

(a)           by Seller, if the conditions set forth in Section 7.1 are not satisfied (or waived in writing by Seller) as of the Closing;

(b)           by Buyer, if the conditions set forth in Section 7.2 are not satisfied (or waived in writing by Buyer) as of the Closing;

(c)           by either Party, in its sole and absolute discretion, upon written notice to the other Party, if the sum of (A) the amount determined by reducing (i) the sum of Title Defect Amounts properly asserted by Buyer with respect to any Title Defects, by (ii) the amount of all Title Benefit Amounts properly asserted by Seller with respect to any Title Benefits, (B) the amount of all Environmental Defect Amounts, and (C) the value of all Casualty Loss equals or exceeds twenty percent (20%) of the Purchase Price;

(d)           by the mutual written agreement of Buyer and Seller.

Section 12.2      Liabilities upon Termination.

(a)           If Seller terminates this Agreement pursuant to Section 12.1(a) because a condition set forth in Section 7.1(a) was not satisfied, then Seller shall be entitled to the Escrow Amount, and any accrued interest thereon, as liquidated damages, and the Parties shall jointly instruct the Escrow Agent to release the Escrow Amount to Seller. It is expressly stipulated by the Parties that the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately because of the unique nature of this Agreement, the unique nature of the Properties, the uncertainties of applicable commodity markets and differences of opinion with respect to such matters, and that the liquidated damages provided for herein are a reasonable estimate by the Parties of such damages.

(b)           If this Agreement is terminated for any reason other than as set forth in Section 12.2(a), then the Parties shall jointly instruct the Escrow Agent to release the Escrow Amount, and any accrued interest thereon, to Buyer.

Section 12.3      Confidentiality Agreement.  The Parties acknowledge and agree that that certain Confidentiality Agreement, dated as of February 7, 2011, by and between SandRidge and Buyer (the “Confidentiality Agreement”) shall remain in effect following the Execution Date and any termination of this Agreement in accordance with this Article XII; provided, that if the Closing shall occur, then, except with respect to any portion of the Properties not conveyed to Buyer pursuant to the provisions of this Agreement and the Excluded Assets, the Confidentiality Agreement shall terminate as of the Closing and be of no further force and effect thereafter.

ARTICLE XIII
MISCELLANEOUS

Section 13.1      Notices.  All notices and communications required or permitted under this Agreement shall be in writing and shall be sufficiently given, effective upon receipt, if (a) personally delivered in writing, (b) mailed by registered or certified mail, postage prepaid, or bonded overnight carrier, (c) sent by electronic mail with a PDF of the notice or other communication attached (with the original sent by U.S. mail the same day such electronic mail is sent) or (d) communicated by facsimile, to the following address for each Party:

Buyer:	Linn Energy Holdings, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

Phone: (281) 840-4000
Fax: (281) 840-4001
Attention: Charlene A. Ripley, Senior Vice President
General Counsel and Corporate Secretary

with an electronic copy (which shall not constitute notice) to:

Holly Anderson, Senior Counsel at handerson@linnenergy.com

and

David Beathard, Vice President, Business Development at dbeathard@linnenergy.com

Seller:	SandRidge Exploration and Production, LLC
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102
Phone: (405) 429-5500
Fax: (405) 429-5977
Attention: President and Chief Operating Officer

with a copy (which shall not constitute notice) to:

General Counsel
SandRidge Exploration and Production, LLC
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102
Phone: (405) 429-5500
Fax: (405) 429-5988

Any Party may, by written notice so delivered to the other Party in accordance with this Section 13.1, change the address or individual to which delivery of any communication or notice under this Agreement shall be made to such Party.

Section 13.2      Amendments and Severability.  No provision of this Agreement may be amended, modified or waived, except by an instrument in writing executed, by Buyer and Seller in the case of amendment or modification, or, in the case of a waiver, by the Party to whom the obligation waived was owed. The invalidity of any one or more provisions of this Agreement shall not affect the validity of this Agreement as a whole, and in case of any such invalidity, this Agreement shall be construed as if the invalid provision had not been included herein.

Section 13.3      Assignment.  Except as set forth in Section 13.7 and except for assignments by Buyer to an affiliate of Buyer, this Agreement may not be assigned by either Party without the prior written consent of the other Party. Notwithstanding any permitted assignment by a Party hereunder, such Party shall not be released from its obligations hereunder without the written consent of the other Party.

Section 13.4      Interpretation.

(a)           Headings. The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect the interpretation of any of the terms or provisions of this Agreement.

(b)           Construction. Unless the context requires otherwise: (i) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (ii) references to Articles, Sections, Exhibits and Schedules refer to Articles, Sections, Exhibits and Schedules of this Agreement; (iii) references to laws refer to such laws as they may be amended from time to time, and references to particular provisions of a law include any corresponding provisions of any succeeding law; (iv) references to money refer to legal currency of the United States of America; (v) the word “including” shall mean “including, without limitation”; and (vi) all capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

(c)           Exhibits and Schedules. All Exhibits and Schedules attached to or referred to in this Agreement are incorporated into and made a part of this Agreement. Any matter disclosed on any Schedule shall be deemed disclosed on all Schedules.

(d)           Not to be Construed Against Drafter. The Parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement and to submit the same to legal counsel for review and comment, including the waivers and indemnities contained herein. Based on said review and consultation, the Parties agree with each and every term contained in this Agreement. Based on the foregoing, the Parties agree that the rule of construction that a contract be construed against the drafter, if any, shall not be applied in the interpretation and construction of this Agreement.

Section 13.5      Governing Law.  This Agreement shall be governed by and construed under the laws of the State of Texas, excluding any choice of law rules which may direct the application of the laws of another jurisdiction, and with the exception of title and real property matters which shall be governed by the laws of the State of New Mexico (excluding any choice of law rules which may direct the application of the laws of another jurisdiction).

Section 13.6     Announcements.  Seller and Buyer shall consult with each other with regard to all press releases and other announcements issued at or prior to the Closing concerning this Agreement or the transactions contemplated hereby and, except as may be required by applicable laws or the applicable rules or regulations of any governmental agency or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other Party.

Section 13.7      Like-Kind Exchange.

(a)           Seller reserves the right, at or prior to the Closing, to assign its rights under this Agreement with respect to all or a portion of the Purchase Price, and that portion of the Properties associated therewith (the “Section 1031 Assets”), to a Qualified Intermediary (as that term is defined in Treasury Regulation Section 1.1031(k)-1(g)(4)(v) (a “QI”) designated by Seller to accomplish the Closing, in whole or in part, in a manner that will comply with the requirements of a like-kind exchange (“Like-Kind Exchange”) pursuant to Section 1031 of the Code. If Seller so elects, Seller may assign its rights to the Section 1031 Assets under this Agreement to the QI. Buyer hereby (i) consents to Seller’s assignment of its rights in this Agreement with respect to any Section 1031 Assets to a QI and (ii) if such assignment is made, agrees to pay all or a portion of the Purchase Price into the qualified trust account at the Closing as directed in writing by Seller. Seller and Buyer acknowledge and agree that a whole or partial assignment of this Agreement to a QI shall not release either Party from any of its respective liabilities and obligations to each other or expand any such respective liabilities or obligations under this Agreement. Neither Party represents to the other that any particular Tax treatment will be given to either Party as a result of such Like-Kind Exchange. Buyer shall cooperate with Seller in connection with such Like-Kind Exchange but shall not be obligated to pay any additional costs or incur any additional obligations as a result thereof.

(b)           Buyer shall have the right to request that Seller assign all or any portion of the Properties to a QI designated by Buyer in order for such QI to effect a Like-Kind Exchange for Buyer with respect to the Properties and other assets. Such an assignment of the Properties shall not release either Party from any of its respective liabilities and obligations to each other or expand any such respective liabilities or obligations under this Agreement. Neither Party represents to the other that any particular Tax treatment will be given to either Party as a result of such Like-Kind Exchange. Seller shall cooperate with Buyer in connection with the assignment of such Properties to effect such Like-Kind Exchange but shall not be obligated to pay any additional costs or incur any additional obligations as a result thereof.

Section 13.8      Entire Agreement.  This Agreement, the Confidentiality Agreement, the Escrow Agreement and the Closing Escrow Agreement shall constitute the entire understanding among the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter, whether oral or written.

Section 13.9      Parties in Interest.  This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and permitted assigns. Except with respect to Sections 5.2(b) and 5.10(d) and Article X, nothing contained in this Agreement, express or implied, is intended to confer upon any other person or entity (other than the Parties, and their respective successors and permitted assigns) any benefits, rights or remedies.

Section 13.10    Waiver.  Except as set forth in Section 13.2, the failure of a Party hereto to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach thereof shall not constitute a waiver of any provisions of this Agreement or limit such Party’s right thereafter to enforce any provision or exercise any right.

Section 13.11    Conspicuousness of Provisions.  The Parties acknowledge and agree that the provisions contained in this Agreement that are set out in “bold” and/or all capital letters satisfy the requirement of the “express negligence rule” and any other requirement at law or in equity that provisions contained in a contract be conspicuously marked or highlighted.

Section 13.12    Counterparts.  This Agreement may be executed by Seller and Buyer in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

Section 13.13    Waiver of Jury Trial; Submission to Jurisdiction.

(a)           SUBJECT TO THE PROVISIONS OF ARTICLE XI, THE PARTIES IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING BASED ON, RELATED TO, OR ARISING OUT OF (IN WHOLE OR IN ANY PART IN ANY WAY) THIS AGREEMENT (AN “ACTION”).

(b)           SUBJECT TO THE PROVISIONS OF ARTICLE XI,WITH RESPECT TO ANY ACTION, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE STATE DISTRICT COURT FOR HARRIS COUNTY, TEXAS OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS, AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION MAY BE HEARD AND DETERMINED IN SUCH TEXAS STATE OR FEDERAL COURT. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION. THE PARTIES FURTHER AGREE, TO THE EXTENT PERMITTED BY LAW, THAT A FINAL AND UNAPPEALABLE JUDGMENT

AGAINST ANY OF THEM IN ANY ACTION CONTEMPLATED ABOVE SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION BY SUIT ON THE JUDGMENT, A CERTIFIED COPY OF WHICH SHALL BE CONCLUSIVE EVIDENCE OF THE FACT AND AMOUNT OF SUCH JUDGMENT.

Signature Page Follows

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Execution Date.

SELLER:

SANDRIDGE EXPLORATION AND
PRODUCTION, LLC

By:	/s/ Matthew K. Grubb
Name: Matthew K. Grubb
Title: President and Chief Operating Officer

BUYER:

LINN ENERGY HOLDINGS, LLC

By:	/s/ Mark E. Ellis
Name: Mark E. Ellis
Title: President and Chief Executive Officer

Signature Page to Purchase and Sale Agreement